Filed pursuant to Rule 424(b)(3)
Registration No. 333-121732

$145,000,000

CELL GENESYS, INC.

3.125% Convertible Senior Notes due 2011
and the Common Stock Issuable Upon Conversion of the Notes

     We issued the notes in private placements in October 2004 and November 2004. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes. We will not receive any proceeds from this offering.

     The notes are scheduled to mature on November 1, 2011. We will pay interest on the notes on May 1 and November 1 of each year. The first such payment was made on May 1, 2005.

     You may convert the notes into shares of our common stock at any time prior to the maturity date of the notes at a conversion price of $9.10 per share (equivalent to an initial conversion rate of approximately 109.8901 shares per $1,000 principal amount of notes), subject to adjustment as set forth in this prospectus. In the event of certain types of fundamental changes, as that term is described in this prospectus, we will increase the number of shares issuable upon conversion or, in lieu thereof, we may elect to adjust the conversion price and related conversion obligation so that the notes are convertible into shares of the acquiring or surviving company, in each case as described in this prospectus.

     On or after November 1, 2009, we may redeem some or all of the notes for cash at 100% of the principal amount plus accrued interest, if the trading price of our common stock exceeds 150% of the conversion price of the notes then in effect for 20 trading days out of a period of 30 consecutive trading days. See the section entitled “Description of Notes—Provisional Redemption” for more information.

     Upon the occurrence of a fundamental change meeting certain conditions, you may require us to repurchase for cash all or part of your notes.

     Shares of our common stock are quoted on The Nasdaq National Market under the symbol “CEGE.” The closing sale price of the shares on July 20, 2005 was $6.47 per share.

     The notes will be our general, unsecured obligations and will rank equally in right of payment with all future unsecured, unsubordinated debt and senior in right of payment to any future subordinated indebtedness that we may incur. The notes will be effectively subordinated to all of our secured indebtedness and structurally subordinated to any liabilities and other indebtedness of our subsidiaries.

     Investing in the notes and the common stock into which the notes are convertible involves risks. See “Risk Factors” beginning on page 9.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is July 21, 2005

SUMMARY

     This summary contains basic information about us and this offering. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus and the other documents we refer to or incorporate by reference carefully, including the section entitled “Risk Factors” in this prospectus and our consolidated financial statements and the schedules and related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005. When used in this prospectus, unless otherwise indicated, the terms “Cell Genesys,” “we,” “us” and “our” refer to Cell Genesys, Inc. and its wholly owned subsidiaries.

     We are a biotechnology company focused on the research, development and commercialization of biological therapies for patients with cancer. We are currently developing cell-based cancer vaccines and oncolytic virus therapies to treat different types of cancer. Our clinical stage cancer programs involve cell- or viral-based products that have been genetically modified during product development to impart disease-fighting characteristics that are not found in conventional therapeutic agents. As part of our GVAX® cancer vaccines program, we are conducting two Phase 3 clinical trials in prostate cancer and ongoing Phase 2 clinical trials in pancreatic cancer and leukemia. We initiated our Phase 3 clinical trials for GVAX® vaccine for prostate cancer in July 2004 and June 2005, respectively, each under a Special Protocol Assessment (SPA) with the United States Food and Drug Administration (FDA). In our oncolytic virus therapies program, which we are developing in part through a global alliance with Novartis AG, we initiated a Phase 1 clinical trial of CG0070 in recurrent bladder cancer in April 2005. We also have other preclinical oncolytic virus therapy programs evaluating potential therapies for multiple types of cancer.

     In June 2005, we announced a strategic restructuring of our business intended to focus resources on our most advanced and most promising product development programs. Based on additional encouraging data reported at the American Society of Clinical Oncology Annual Meeting in May 2005, we will deploy the majority of our resources going forward to advance GVAX® vaccine for prostate cancer, currently in Phase 3 development, as well as GVAX® vaccine for leukemia, GVAX® vaccine for pancreatic cancer and our CG0070 oncolytic virus therapy. For more detailed information, you should read our Current Report on Form 8-K filed on June 13, 2005.

Our Clinical Pipeline

Product Candidates	Targeted Indication	Status	Commercialization Rights
GVAX® Vaccine for Prostate Cancer	Prostate cancer (hormone-refractory metastatic disease)	Phase 3	Cell Genesys
GVAX® Vaccine for Pancreatic Cancer	Pancreatic cancer	Phase 2	Cell Genesys
GVAX® Vaccine for Leukemia	Acute myelogenous leukemia	Phase 2	Cell Genesys
CG0070 Oncolytic Virus Therapy	Recurrent bladder cancer	Phase 1	Novartis/Cell Genesys

Our GVAX® Cancer Vaccines Program

     Our GVAX® vaccines are cancer treatment vaccines designed to stimulate the patient’s immune system to effectively fight cancer. GVAX® vaccines are comprised of tumor cells that are genetically modified to secrete an immune-stimulating hormone known as granulocyte-macrophage colony stimulating factor, or GM-CSF, and are then irradiated for safety. Since GVAX® vaccines consist of whole tumor cells, the cancer patient’s immune system can be activated against multiple tumor cell components (antigens), potentially resulting in greater clinical benefit than if the vaccine consisted of only a single tumor cell component. Additionally, the secretion of GM-CSF by the modified tumor cells greatly enhances the immune response by activating dendritic cells at the vaccination site, a critical step in the optimal response by the immune system to any vaccine product. The antitumor immune response which occurs throughout the body following vaccination with a GVAX® product can potentially result in the destruction of tumor cells that persist or recur following surgery, radiation therapy or chemotherapy treatment.

     More than 600 patients have received our GVAX® vaccines in multiple clinical trials to date, and the vaccines have been shown to have a favorable side effect profile that does not include the toxicities associated with conventional cancer therapies. GVAX® vaccines can be conveniently administered in an outpatient setting as an injection into the skin, a site where immune cells, including in particular dendritic cells, can be optimally accessed and activated. Our GVAX® cancer vaccines are being tested in non patient-specific, or allogeneic, configurations. We intend to develop these vaccines as “off-the-shelf” pharmaceutical products. We are currently manufacturing GVAX® cancer vaccines in our Hayward, California facility, which operates in accordance with the current Good Manufacturing Practices, or cGMP, regulations of the FDA.

Our Oncolytic Virus Therapies Program

     Our oncolytic virus therapies program utilizes adenovirus, one of the viruses responsible for the common cold, to create viruses that can kill cancer cells. The virus is engineered to selectively replicate in targeted cancer cells, thereby killing these cells and leaving healthy normal cells largely unharmed. The virus replicates in cancer cells until the cancer cell can no longer contain the virus and bursts. The tumor cell is destroyed and the newly created virus is believed to spread to neighboring cancer cells to continue the cycle of viral replication and tumor cell destruction. In the case of CG0070, our first “armed” oncolytic virus therapy engineered to include GM-CSF, an immune stimulating hormone which also serves as the adjuvant in our GVAX® cancer vaccine platform, extensive preclinical studies have shown that CG0070 can potentially destroy cancer cells by two different mechanisms: direct cell-killing by the virus and immune-mediated cell-killing stimulated by GM-CSF.

Our Business Strategy

     Our objective is to become a leading biotechnology company focused on discovering, developing and commercializing innovative treatments for cancer. Key elements of our strategy are to:

•	Develop and commercialize GVAX® vaccine for prostate cancer while continuing to build a portfolio of innovative oncology products;

•	Focus on “off-the-shelf” products;

•	Use established in-house manufacturing capabilities for Phase 3 clinical trials and initial market launch; and

•	Commercialize products through partnerships that maintain at least co-promotion rights in the United States.

Our Corporate Collaborations

     We currently have several corporate collaborations, two of which were signed in 2003. In July 2003, we announced a global alliance with Novartis for the development and commercialization of oncolytic virus therapies. Under the agreement, we also acquired exclusive worldwide rights to the oncolytic virus therapy products and certain related intellectual property of Genetic Therapy, Inc., an affiliate of Novartis, as well as certain related intellectual property of Novartis. In May 2003, we entered into a research and development collaboration with Medarex, Inc. to evaluate combination therapy with our GVAX® vaccine for prostate cancer and Medarex’s anti-CTLA-4 antibody. We initiated a Phase 1 clinical trial of this combination therapy in September 2004.

Assets Outside of Our Core Business

     Our strategy has been to spin out or out license technologies that fall outside of our core cancer franchise. We continue to hold approximately 6.6 million shares of common stock of our former subsidiary, Abgenix, Inc., which focuses on the development and commercialization of antibody therapies. In 2001, we launched Ceregene, Inc., a subsidiary that focuses on gene therapies for neurological disorders. Finally, we have out licensed our gene activation technology and generated more than $50.0 million in revenues to date from Aventis Pharmaceuticals, Inc. and Transkaryotic Therapies, Inc., among others.

General

     Cell Genesys, Inc. was incorporated in Delaware in 1988. Our principal executive offices are located at 500 Forbes Boulevard, South San Francisco, California 94080 and our telephone number is (650) 266-3000. Our website is located at www.cellgenesys.com. The information on our website is not part of, or incorporated into, this prospectus and should not be relied upon in making a decision of whether or not to invest in our securities. In this prospectus, “Cell Genesys,” “the company,” “we,” “us” and “our” refer to Cell Genesys, Inc. and its subsidiaries, except where the context otherwise requires or as otherwise indicated.

The Offering

     The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, please refer to the section of this prospectus entitled “Description of Notes.” For purposes of the description of notes included in this prospectus, references to “the company,” “issuer,” “Cell Genesys,” “us,” “we” and “our” refer only to Cell Genesys, Inc. and do not include our subsidiaries.

Issuer	Cell Genesys, Inc., a Delaware corporation.

Securities offered	$145,000,000 principal amount of 3.125% Convertible Senior Notes due 2011.

Maturity date	November 1, 2011, unless earlier converted, redeemed or repurchased.

Ranking	The notes:

•	are our general, unsecured obligations, and

•	rank equally in right of payment with all of our existing and future unsubordinated, unsecured indebtedness.

The notes are effectively subordinated to our secured indebtedness and structurally subordinated to any liabilities and other indebtedness of our subsidiaries. The indenture under which the notes were issued generally does not restrict the incurrence of debt by us or any of our subsidiaries.

Interest
The notes bear interest at 3.125% per annum on the principal amount, payable semiannually in arrears on May 1 and November 1 of each year, beginning May 1, 2005. The initial interest payment included cumulative interest from October 20, 2004.

Conversion
The notes are convertible at your option into shares of our common stock at a conversion price of $9.10 per share. This is equivalent to a conversion rate of approximately 109.8901 shares of common stock per $1,000 principal amount of notes. The conversion price is subject to adjustment in certain events. The notes are convertible at the above conversion price at any time prior to the close of business on the business day prior to the maturity date, unless we have previously repurchased or redeemed the notes. Holders of notes submitted for repurchase or redemption will be entitled to convert the notes up to the close of business on the business day immediately preceding the date fixed for such repurchase or redemption. See the section entitled “Description of Notes—Conversion Rights” for more information.

Adjustment to conversion price upon certain types of fundamental changes

If and only to the extent holders elect to convert the notes in connection with a transaction described under the first or third clause of the definition of fundamental change as described in “Description of Notes—Repurchase at Option of Holders Upon a Fundamental Change” pursuant to which 10% or more of the consideration for our common stock (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in such transaction consists of cash or securities (or other property) that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or The Nasdaq National Market, we will increase the number of shares issuable upon conversion.

The number of additional shares will be determined by reference to the table in “Description of Notes—Conversion Rights—Adjustment to Conversion Price Upon Certain Changes of Control,” based on the effective date and the price paid per share of our common stock in such change of control transaction. If holders of our common stock receive only cash in such transaction, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our common stock on the five trading days prior to but not including the effective date of such change of control transaction.

Conversion after a public acquirer change of control
In the case of a non-stock change of control constituting a public acquirer change of control (as defined in this prospectus), we may, in lieu of issuing additional shares upon conversion as described in “Description of Notes—Conversion Rights—Adjustment to Conversion Price Upon Certain Changes of Control,” elect to adjust the conversion price and the related conversion obligation such that from and after the effective date of such public acquirer change of control, you will be entitled to convert your notes (subject to the satisfaction of certain conditions) into a number of shares of public acquirer common stock by adjusting the conversion price in effect immediately before the public acquirer change of control by a fraction:

•
the numerator of which will be the average of the last reported sale prices of the public acquirer common stock for the five consecutive trading days commencing on the trading day next succeeding the effective date of such public acquirer change of control, and

•
the denominator of which will be (i) in the case of a share exchange, consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, the average value of all cash and any other consideration (as determined by our board of directors) paid or payable per share of common stock or (ii) in the case of any other public acquirer change of control, the average of the last reported sale prices of our common stock for the five consecutive trading days prior to but excluding the effective date of such public acquirer change of control.

Provisional redemption
On or after November 1, 2009, we may redeem some or all of the notes for cash at 100% of the principal amount plus accrued interest, if the trading price of our common stock exceeds 150% of the conversion price of the notes then in effect for 20 trading days out of a period of 30 consecutive trading days. See the section entitled “Description of Notes—Provisional Redemption” for more information.

Repurchase at option of holders upon a fundamental change

If we undergo a fundamental change (as defined in this prospectus) meeting certain conditions prior to maturity, you will have the right, at your option, to require us to repurchase for cash some or all of your notes at a repurchase price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date. See the section entitled “Description of Notes—Repurchase at Option of Holders Upon a Fundamental Change” for more information.

Use of proceeds	We will not receive any proceeds from the sale by any selling securityholder of the notes or the underlying common stock into which the notes may be converted.

Trading	Our common stock is quoted on The Nasdaq National Market under the symbol “CEGE.” The notes are not listed for trading on any securities exchange or for inclusion in any automated quotation system.

Risk Factors

     You should read the “Risk Factors” section, beginning on page 9 of this prospectus, as well as other cautionary statements throughout the entire prospectus and the documents incorporated by reference herein and therein, so that you understand the risks associated with an investment in the notes or the common stock into which the notes are convertible.

Ratio Of Earnings To Fixed Charges

	Fiscal Year Ended					Three Months Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	March 31,
	2000	2001	2002	2003	2004	2005
Ratio of earnings to fixed charges (1)	173.9	N/A	N/A	N/A	N/A	N/A

(1)
“Earnings” consist of income from continuing operations before income taxes plus fixed charges and “fixed charges” consist of (i) interest on all indebtedness and amortization of debt discount and expense, (ii) capitalized interest and (iii) an interest factor attributable to rentals. The deficiency of earnings to fixed charges was $34.2 million, $46.0 million, $81.9 million and $93.7 million for the fiscal years ended December 31, 2001, 2002, 2003, and 2004, respectively, and $29.0 million for the three months ended March 31, 2005.

RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not currently known to us or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. Our ability to repay the notes could be impaired, and the trading price of our common stock could decline, due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this prospectus, including our consolidated financial statements and related notes.

Risks Related to Our Company

Our products are in developmental stage, are not approved for commercial sale and might not ever receive regulatory approval or become commercially viable.

     All of our potential cancer vaccines and oncolytic virus therapies are in research and development. We have not generated any revenues from the sale of products. We do not expect to generate any revenues from product sales for at least the next several years. Our products currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval, prior to commercial use. Our research and development efforts may not be successful, and any of our future products may not be ultimately commercially successful. Even if developed, our products may not receive regulatory approval or be successfully introduced and marketed at prices that would permit us to operate profitably.

Our cancer vaccines and oncolytic virus therapies must undergo exhaustive clinical testing and may not prove to be safe or effective. If any of our proposed products are delayed or fail, we may have to curtail our operations.

     There are many reasons that potential products that appear promising at an early stage of research or development do not result in commercially successful products. Clinical trials may be suspended or terminated if safety issues are identified, if our investigators or we fail to comply with regulations governing clinical trials or for other reasons. Although we are testing some of our proposed products and therapies in human clinical trials, we cannot guarantee that we, the FDA, foreign regulatory authorities or the Institutional Review Boards at our research institutions will not suspend or terminate any of our clinical trials, that we will be permitted to undertake human clinical trials for any of our other products or that adequate numbers of patients can be recruited for our clinical trials. Also, the results of this testing might not demonstrate the safety or efficacy of these products. Even if clinical trials are successful, we might not obtain regulatory approval for any indication. Preclinical and clinical data can be interpreted in many different ways, and FDA or foreign regulatory officials could interpret data that we consider promising differently, which could halt or delay our clinical trials or prevent regulatory approval. Finally, even if our products proceed successfully through clinical trials and receive regulatory approval, there is no guarantee that an approved product can be manufactured in commercial quantities at reasonable cost or that such a product will be successfully marketed.

     Our programs utilize new technologies. Existing preclinical and clinical data on the safety and efficacy of our programs are limited. Our GVAX® cancer vaccines and oncolytic virus therapies are currently being tested in human clinical trials to determine their safety and efficacy. None of our other products or therapies under development is in human clinical trials. The results of preclinical or earlier stage clinical trials do not necessarily predict safety or efficacy in humans. Our products in later stage clinical trials may fail to show desired safety and efficacy, despite having progressed through preclinical or early clinical trials. Serious and potentially life-threatening side effects may be discovered during preclinical and clinical testing of our potential products or thereafter, which could delay, halt or interrupt clinical trials of our products, and could result in the FDA or other regulatory authorities denying approval of our drugs for any or all indications. In the case of any patient-specific therapies we develop, the risks of any surgical procedure that may be required to prepare the vaccine must be considered in the evaluation of the product’s safety profile. All surgical procedures, particularly those in advanced disease settings, involve some element of risk to the patient, which must be evaluated in the context of the patient’s condition and therapeutic alternatives.

     Clinical trials are very costly and time-consuming, especially the typically larger Phase 3 clinical trials such as the recently initiated VITAL-1 and VITAL-2 trials of our GVAX® vaccine for prostate cancer. We cannot exactly predict if and when our current clinical trials will be completed. The VITAL-1 and VITAL-2 trials of our GVAX® vaccine for prostate cancer are our first Phase 3 clinical trials. Many factors affect patient enrollment in clinical trials, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, competing clinical trials and new therapies approved for the conditions that we are investigating. In addition to delays in patient enrollment, other unforeseen developments, including delays in obtaining regulatory approvals to commence a study, delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites, lack of effectiveness during clinical trials, unforeseen safety issues, uncertain dosing issues, inability to monitor patients adequately during or after treatment, our or our investigators’ failure to comply with FDA regulations governing clinical trials, and an inability or unwillingness of medical investigators to follow our clinical protocols, could prevent or delay completion of a clinical trial and increase its costs, which could also prevent or delay any eventual commercial sale of the therapy that is the subject of the trial. Each of our two Phase 3 clinical trials of GVAX® vaccine for prostate cancer involves a comparison to a Taxotere® chemotherapy regimen, which is the currently approved standard of care for this patient group. However, there can be no assurance that this chemotherapy regimen will continue to be commonly used to treat these patients in the future. Should another chemotherapy regimen be shown to be more effective than the Taxotere® chemotherapy regimen, we may need to conduct additional comparative clinical trials in the future.

     Our recently announced business restructuring may curtail our opportunities and may insufficiently address our operational goals.

     On June 7, 2005, we announced our plan to restructure our operations and reduce our cost structure. The restructuring plan includes a workforce reduction of approximately 95 employees, consolidation and/or sale of excess manufacturing operations and a focused emphasis on a more limited line of potential products. As a result of this restructuring program, we anticipate recording a charge for restructuring costs and other special charges in the third quarter of 2005, and we may record further restructuring charges and other special charges in the fourth quarter.

     Restructuring of a business may require significant management resources to execute successfully. We may fail to achieve the targeted goals of our restructuring. We also may be eliminating potentially successful product development programs, and the product development programs on which we will be focusing our efforts going forward may not succeed. Our workforce reduction may eliminate key employees or cause some of our product development programs to be delayed due to reduced personnel resources. We may be unable to sell our excess manufacturing operations on favorable terms, or at all. If our restructuring efforts are unsuccessful in achieving our desired operational goals, we may be forced to restructure further or may incur additional operating charges.

We have not been profitable in our operations (absent the gains on sales of Abgenix common stock and certain upfront or non-recurring license fees). We expect to continue to incur substantial losses and negative cash flow from operations and may not become profitable in the future.

     We have incurred an accumulated deficit since our inception. At March 31, 2005, our accumulated deficit was $273.3 million. Our accumulated deficit would be substantially higher absent the gains we have realized on sales of our Abgenix common stock. For the three months ended March 31, 2005, we recorded a net loss of $29.3 million. We expect to incur substantial operating losses for at least the next several years and potentially longer. This is due primarily to research and development programs, clinical trials and manufacturing activities and, to a lesser extent, general and administrative expenses, at a time when we have yet to realize any product revenues. We also have substantial lease obligations related to our manufacturing and headquarter facilities. We expect that losses will fluctuate from quarter to quarter and that these fluctuations may be substantial. We cannot guarantee that we will successfully develop, manufacture, commercialize or market any products, or that we will ever achieve profitability.

We will need substantial additional funds to continue operations, and our ability to generate funds depends on many factors beyond our control.

     We will need substantial additional funds for existing and planned preclinical and clinical trials, to continue research and development activities, for lease obligations related to our manufacturing and headquarter facilities, for principal and interest payments related to our debt financing obligations and to establish marketing capabilities for any products we may develop. At some point in the future, we will also need to raise additional capital to further fund our operations. Our future capital requirements will depend on, and could increase as a result of, many factors, such as:

•	the progress and scope of our internally funded research, development and commercialization activities;

•	our ability to establish new collaborations and the terms of those collaborations;

•	competing technological and market developments;

•	the time and cost of regulatory approval;

•	the extent to which we choose to commercialize our future products through our own sales and marketing capabilities;

•	the costs we incur in obtaining and enforcing patent and other proprietary rights or gaining the freedom to operate under the patents of others;

•	our success in acquiring and integrating complementary products, technologies or businesses; and

•	the extent to which we choose to expand and develop our manufacturing capacities, including manufacturing capacities necessary to meet potential commercial requirements.

     If adequate funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research, development or clinical activities.

We plan to raise additional funds through collaborative business relationships, sales of some portion or all of our investment in Abgenix common stock, additional equity or debt financings, or otherwise, but we may not be able to do any of the foregoing on favorable terms, or at all.

     Because of our long-term capital requirements, we may seek to access the public or private debt and equity markets, by selling our holdings of Abgenix common stock and/or our own debt or equity securities. Additional funding may not be available to us, and, if available, may not be on acceptable terms. Opportunities for out licensing technologies or for third-party collaborations may not be available to us on acceptable terms, or at all. If adequate funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research, development or clinical activities. In addition, we may decide to raise additional capital when conditions are favorable, even when we do not have an immediate need for additional capital at that time. If we raise additional funds by issuing equity securities, stockholders will incur immediate dilution.

     Alternatively, we may need to seek funds through arrangements with collaborative partners or others that require us to relinquish rights to technologies or product candidates that we would otherwise seek to develop or commercialize ourselves. Either of these events could have a material adverse effect on our business, results of operations, financial condition or cash flow. Currently, we do not have collaborative partners for the further development of our GVAX® cancer vaccines. Although we are in active discussions with potential partners for our GVAX® vaccine for prostate cancer, we may not be successful in entering into collaborative partnerships on favorable terms, if at all. Certain of our oncolytic virus therapy products are being developed under our global strategic alliance with Novartis, and Novartis has future commercialization rights for these products. Also, we can give no assurance that our alliance with Novartis will continue, as Novartis periodically has the option of terminating the alliance at its discretion. We recently announced the development of a novel technology for the production of monoclonal antibody products which is outside our core business focus and which therefore may represent an outlicensing opportunity. There can be no assurance that we will be successful in our efforts to raise capital through such outlicensing activities.

Our ability to manufacture our products is uncertain, which may delay or impair our ability to develop, test and commercialize our products.

     We have built our own manufacturing facilities to operate according to the FDA’s current Good Manufacturing Practices (cGMP) regulations for the manufacture of products for clinical trials and to support the potential commercial launch of our product candidates. We are under significant lease obligations for each of our facilities. We may be unable to establish and maintain our manufacturing facilities within our planned time and budget, which could have a material adverse effect on our product development timelines. Our manufacturing facilities will be subject to ongoing, periodic inspection by the FDA and state agencies to ensure compliance with cGMP. Our failure to follow and document our adherence to such cGMP regulations or other regulatory requirements may lead to significant delays in the availability of products for commercial use or clinical study, may result in the termination or hold on a clinical study, or may delay or prevent filing or approval of marketing applications for our products. We also may encounter problems with the following:

•	achieving consistent and acceptable production yield and costs;

•	meeting product release specifications;

•	quality control and assurance;

•	shortages of qualified manufacturing personnel;

•	shortages of raw materials;

•	shortages of key contractors or contract manufacturers; and

•	ongoing compliance with FDA and other regulations.

     Failure to comply with applicable regulations could also result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our products, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could harm our business.

     Developing advanced manufacturing techniques and process controls is required to fully utilize our expanded facilities. The manufacturing techniques and process controls, as well as the product release specifications, required for our GVAX® cancer vaccines and oncolytic virus therapies are more complex and less well-established than those required for other biopharmaceutical products, including small molecules, therapeutic proteins and monoclonal antibodies. We may not be able to develop these techniques and process controls to manufacture our products effectively to meet the demands of regulatory agencies, clinical testing and commercial production.

     In addition, during the course of the development and testing of our products, we may make and have made improvements to processes, formulations or manufacturing methods or employ different manufacturing facilities. Such changes may be made to improve the product’s potential efficacy, make it easier to manufacture at scale, reduce variability or the chance of contamination of the product, or for other reasons. As a result, certain of the products we are currently testing in clinical trials, including our most advanced products, are not identical to those used in previous clinical trials from which we have reported clinical data. We may be required to conduct certain laboratory studies to demonstrate the comparability of our products if we introduce additional manufacturing changes. We cannot guarantee that the results of studies using the current versions of our products will be as successful as the results of earlier studies conducted using different versions of our products.

     If we are unable to manufacture our products for any reason, our options for outsourcing manufacturing are currently limited. We are unaware of available contract manufacturing facilities on a worldwide basis in which our GVAX® or oncolytic product candidates can be manufactured under cGMP regulations, a requirement for all pharmaceutical products. It would take a substantial period of time for a contract manufacturing facility that has not been producing our particular products to begin producing them under cGMP regulations.

     Our manufacturing facilities are subject to licensing requirements of the United States Drug Enforcement Administration (DEA) and the California Department of Health Services. While not yet subject to license by the FDA, these facilities are subject to inspection by the FDA, as well as by the DEA and the California Department of Health Services. Failure to maintain these licenses or to meet the inspection criteria of these agencies would disrupt our manufacturing processes and have a material adverse effect on our business, results of operations, financial condition and cash flow.

     In order to produce our products in the quantities that we believe will be required to meet anticipated market demand, we will need to increase, or “scale up,” the production process by a significant factor over the current level of production. If we are unable to do so, or if the cost of this scale up is not economically feasible for us, we may not be able to produce our products in a sufficient quantity to meet the requirements for product launch or future demand.

If our proposed products are not effectively protected by issued patents or if we are not otherwise able to protect our proprietary information, we will be more vulnerable to competitors, and our business could be adversely affected.

     We rely heavily on the development and protection of our intellectual property portfolio. The patent positions of pharmaceutical and biotechnology firms, including ours, are generally uncertain and involve complex legal and factual questions. As of March 31, 2005 we had approximately 328 patents issued or granted to us or available to us based on licensing arrangements and approximately 325 applications pending in our name or available to us based on licensing arrangements. Although we are prosecuting patent applications, we cannot be certain whether any given application will result in the issuance of a patent or, if any patent is issued, whether it will provide significant proprietary protection or whether it will be invalidated. Also, depending upon their filing date, patent applications in the United States are confidential until patents are published or issued. Publication of discoveries in scientific or patent literature tends to lag behind actual discoveries by several months. Accordingly, we cannot be sure that we were the first creator of inventions covered by pending patent applications or that we were the first to file patent applications for these inventions. In addition, to the extent we license our intellectual property to other parties, we may incur expenses as a result of contractual agreements in which we indemnify these licensing parties against losses incurred if our intellectual property infringes upon the rights of others.

Our intellectual property may be challenged by our competitors in the future, which may have a material adverse effect on our business, results of operations, financial condition and cash flow.

     Our commercial success depends in part on not infringing the patents or proprietary rights of others and not breaching licenses granted to us. We are aware of competing intellectual property relating to both our programs in cancer vaccines and oncolytic virus therapies. While we currently believe we have freedom to operate in these areas, others may challenge our position in the future. We may be required to obtain licenses to third-party technologies or genes necessary in order to market our products. Any failure to license any technologies or genes required to commercialize our technologies or products at reasonable cost may have a material adverse effect on our business, results of operations, financial condition and cash flow.

We may have to engage in litigation, which could result in substantial cost, to enforce our patents or to determine the scope and validity of other parties’ proprietary rights.

     To determine the priority of inventions, the United States Patent and Trademark Office (USPTO) frequently declares interference proceedings. In Europe, patents can be revoked through opposition proceedings. These proceedings could result in an adverse decision as to the priority of our inventions.

     We are involved in one interference and several opposition proceedings related to our current product portfolio and certain of our technologies. We have filed an appeal of the final decision from the USPTO relating to an interference proceeding pending since 1996 with Applied Research Systems Holding N.V. (ARS) concerning a patent and patent application related to gene activation technology. ARS has also appealed the decision. The result of the appeal is uncertain at this time. We are not currently involved in any other interference proceedings. We are also currently involved in European opposition proceedings, some of which relate to our current product portfolio and certain of our core technologies.

     We cannot predict the outcome of these proceedings. An adverse result in any of these proceedings could have an adverse effect on our intellectual property position in these areas and on our business as a whole. If we lose in any such proceeding, our patents or patent applications that are the subject matter of the proceeding may be invalidated or may not be permitted to issue as patents. Consequently, we may be required to obtain a license from the prevailing party in order to continue the portion of our business that relates to the proceeding. Such license may not be available to us on acceptable terms or on any terms, and we may have to discontinue that portion of our business. We may be involved in other interference and/or opposition proceedings in the future. We believe that there will continue to be significant litigation in the industry regarding patent and other intellectual property rights.

Our competitive position may be adversely affected by our limited ability to protect and control unpatented trade secrets, know-how and other technological innovation.

     Our competitors may independently develop similar or better proprietary information and techniques and disclose them publicly. Also, others may gain access to our trade secrets, and we may not be able to meaningfully protect our rights to our unpatented trade secrets.

     We require our employees and consultants to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information developed by or made known to an individual during the course of the employment or consulting relationship generally must be kept confidential. In the case of employees, the agreements provide that all inventions relating to our business conceived by the employee while employed by us are our exclusive property. These agreements may not provide meaningful protection for our trade secrets in the event of unauthorized use or disclosure of such information.

Our competitors may develop therapies for the diseases that we are targeting that are more advanced or more effective than ours, which could adversely affect our competitive position, or they may commercialize products more rapidly than we do, which may adversely affect our competitive position.

     There are many companies pursuing programs for the treatment of cancer. Some of these competitors are large pharmaceutical companies, such as Bristol-Myers Squibb, Novartis, Roche and sanofi-aventis Group, which have greater experience and resources than we do in developing products, in undertaking preclinical testing and human clinical trials of new pharmaceutical products, in obtaining FDA and other regulatory approvals of products, and in manufacturing and marketing new therapies. We are also competing with other biotechnology companies with similar experience and resources to ours, but which may have programs that are in a later stage of clinical testing than ours, such as Dendreon Corporation, Genitope, Inc., Antigenics, Inc. and CancerVax, Inc.

     Some competitors are pursuing product development strategies that are similar to ours, particularly with respect to our cancer vaccine and oncolytic virus therapy programs. Certain of these competitors’ products are in more advanced stages of product development and clinical trials. We compete with other clinical-stage companies and institutions for clinical trial participants, which could reduce our ability to recruit participants for our clinical trials. Delay in recruiting clinical trial participants could adversely affect our ability to bring a product to market prior to our competitors. Our competitors may develop technologies and products that are more effective than ours, or that would render our technology and products less competitive or obsolete.

     Our competitive position and those of our competitors can vary based on the performance of products in clinical trials. In addition, our competitors may obtain patent protection or FDA approval and commercialize products more rapidly than we do, which may impact future sales of our products. We also may not have the access that some of our competitors have to biological materials necessary to support the research, development or manufacturing of planned therapies. If we are permitted by the FDA to commence commercial sales of products, we will also be competing with respect to marketing capabilities and manufacturing efficiency, areas in which we have limited or no experience. We expect that competition among products approved for sale will be based, among other things, on:

•	product efficacy;

•	price;

•	safety;

•	reliability;

•	availability;

•	reimbursement;

•	patent protection; and

•	sales, marketing and distribution capabilities.

     Our competitive position also depends upon our ability to attract and retain qualified personnel, develop proprietary products or processes, and secure sufficient funding for the often-lengthy period between product conception and commercial sales.

To the extent we depend on strategic partners to sell, market or distribute our products, we will have reduced control over the success of the sales, marketing and distribution of our future products.

     We have no experience in sales, marketing or distribution of biopharmaceutical products. We may in the future rely on sales, marketing and distribution expertise of potential corporate partners for our initial products. The decision to market future products directly or through corporate partners will be based on a number of factors, including:

•	market size and concentration;

•	size and expertise of the partner’s sales force in a particular market; and

•	our overall strategic objectives.

     If we choose to rely on strategic partners for the sale, marketing or distribution of our future products, we will have less control over the success of our products and will depend heavily upon our partners’ abilities and dedication to our products. We cannot assure you that these future strategic partnerships will be available on favorable terms, if at all, nor can we assure you that they will enhance our business.

We may in the future be exposed to product liability claims, which could adversely affect our business, results of operations, financial condition and cash flow.

     Clinical trials or marketing of any of our potential products may expose us to liability claims resulting from the use of our products. These claims might be made by clinical trial participants, consumers, health care providers or sellers of our products. We currently maintain product liability insurance with respect to each of our clinical trials. We may not be able to maintain insurance or obtain sufficient coverage at a reasonable cost, given the increasing cost of insurance in today’s insurance market. An inability to maintain insurance at an acceptable cost, or at all, could prevent or inhibit the clinical testing or commercialization of our products or otherwise affect our financial condition. A claim, particularly resulting from a clinical trial, on any of our insurance policies or a product recall could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Our business, financial condition and results of operations could suffer as a result of future strategic acquisitions and investments.

     We may engage in future acquisitions or investments that could dilute our existing stockholders or cause us to incur contingent liabilities, commitments, debt or significant expense. From time to time, in the ordinary course of business, we may evaluate potential acquisitions or investments in related businesses, products or technologies, although we currently have no commitments or agreements for any such acquisitions or investments. We may not be successful with any strategic acquisition or investment. Any future acquisition or investment could harm our business, financial condition and results of operations.

     If we engage in future acquisitions, we may not be able to fully integrate the acquired companies and their intellectual property or personnel. Our attempts to do so may place additional burdens on our management and infrastructure. Future acquisitions will also subject us to a number of risks, including:

•	the loss of key personnel and business relationships;

•	difficulties associated with assimilating and integrating the new personnel and operations of the acquired companies;

•	the potential disruption of our ongoing business;

•	the expense associated with maintenance of diverse standards, controls, procedures, employees and clients;

•	the diversion of resources from the development of our own proprietary technology; and

•	our inability to generate revenue from acquired technology sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, terrorist activity and other events beyond our control, which could result in a material adverse effect on our business.

     Our facilities in California have, in the past, been subject to electrical blackouts as a result of a shortage of available electrical power. Future blackouts could disrupt the operations of our facilities. In addition, we do not carry sufficient business interruption insurance to compensate us for actual losses from interruption of our business that may occur, and any losses or damages incurred by us could have a material adverse effect on our business. We are vulnerable to a major earthquake and other calamities. Most of our facilities are located in seismically active regions. We have not undertaken a systematic analysis of the potential consequences to our business and financial results from a major earthquake and do not have a recovery plan for fire, earthquake, power loss, terrorist activity or similar disasters. We are unable to predict the effects of any such event, but the effects could be seriously harmful to our business.

We depend on our key technical and management personnel to advance our technology, and the loss of these personnel could impair the development of our products.

     We rely and will continue to rely on our key management and scientific staff, all of whom are employed at-will. The loss of key personnel or the failure to recruit necessary additional qualified personnel could have a material adverse effect on our business and results of operations. There is intense competition from other companies, research and academic institutions and other organizations for qualified personnel. We may not be able to continue to attract and retain the qualified personnel necessary for the development of our business. We will need to continue to recruit experts in the areas of clinical testing, manufacturing, marketing and distribution and to develop additional expertise in our existing personnel. If we do not succeed in recruiting necessary personnel or developing this expertise, our business could suffer significantly.

We depend on clinical trial arrangements with public and private medical institutions to advance our technology, and the loss of these arrangements could impair the development of our products.

     We have arrangements with a number of public and private medical institutions for the conduct of human clinical trials for our GVAX® cancer vaccine programs and oncolytic virus therapies. The early termination of any of these clinical trial arrangements or the failure of these institutions to comply with the regulations and requirements governing clinical trials would hinder the progress of our clinical trial program. If any of these relationships are terminated, the clinical trials might not be completed, and the results might not be evaluable.

Inventions or processes discovered by our outside scientific collaborators may not become our property, which may affect our competitive position.

     We rely on the continued availability of outside scientific collaborators performing research. These relationships generally may be terminated at any time by the collaborator, typically by giving 30 days notice. These scientific collaborators are not our employees. As a result, we have limited control over their activities and can expect that only limited amounts of their time will be dedicated to our activities. Our arrangements with these collaborators, as well as those with our scientific consultants, provide that any rights we obtain as a result of their research efforts will be subject to the rights of the research institutions for which they work. In addition, some of these collaborators have consulting or other advisory arrangements with other entities that may conflict with their obligations to us. For these reasons, inventions or processes discovered by our scientific collaborators or consultants may not become our property.

Our stock price is influenced by the market price of Abgenix stock, which has been volatile.

     Our retained ownership of Abgenix common stock represents a material portion of the total assets on our balance sheet. The common stock price of Abgenix has proven to be highly volatile. During the twelve months ended March 31, 2005, the per share price of Abgenix common stock fluctuated between a high closing price of $18.55 and low closing price of $7.00. The value of our holdings of Abgenix common stock was $46.4 million at March 31, 2005 compared to $68.5 million at December 31, 2004. Movements in the price of Abgenix common stock, up or down, may exert corresponding influences on the market price of our stock.

Our stockholders may be diluted by the conversion of outstanding convertible senior notes.

     We issued and sold $145 million aggregate principal amount of notes which are convertible into our common stock, initially at the conversion price of $9.10 per share, equal to a conversion rate of approximately 109.8901 shares per $1,000 principal amount of notes, subject to adjustment. The holders of the notes may choose at any time to convert their notes into common stock. The number of shares of common stock issuable upon conversion of the notes, and therefore the dilution of existing common stockholders, could increase as a result of an event triggering the antidilution rights of the notes, including certain acquisitions of the Company in which 10% or more of the consideration paid for our common stock in the transaction is in the form of cash or securities that are not freely tradable. Conversion of our convertible senior notes would result in issuance of additional shares of common stock, diluting existing common stockholders.

Our stockholders may be diluted by the exercise of outstanding stock options or other issuances of our common stock.

     Substantially all shares of common stock for which our outstanding stock options are exercisable are, once they have been purchased, eligible for immediate sale in the public market. Issuance of common stock or the exercise of stock options would dilute existing investors.

We have adopted anti-takeover defenses that could make it difficult for another company to acquire control of us or could limit the price investors might be willing to pay for our stock.

     Certain provisions of our certificate of incorporation, bylaws, debt instruments and Delaware law could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions include the adoption of a Stockholder Rights Plan, commonly known as a “poison pill.” Under the Stockholder Rights Plan, we made a dividend distribution of one preferred share purchase right for each share of our common stock outstanding as of August 21, 1995 and each share of our common stock issued after that date. In July 2000, we made certain technical changes to amend the plan and extended the term of such plan until 2010. The rights are exercisable only if an acquirer purchases 15 percent or more of our common stock or announces a tender offer for 15 percent or more of our common stock. Upon exercise, holders other than the acquirer may purchase our stock at a discount. Our Board of Directors may terminate the rights plan at any time or under certain circumstances redeem the rights. Because the rights may substantially dilute the stock ownership of a person or group attempting to take us over without the approval of our Board of Directors, the plan could make it more difficult for a third party to acquire us (or a significant percentage of our outstanding capital stock) without first negotiating with our Board of Directors regarding such acquisition. These provisions and certain provisions of the Delaware General Corporation Law may have the effect of deterring hostile takeovers or otherwise delaying or preventing changes in our management or in the control of our company, including transactions in which our stockholders might otherwise receive a premium over the fair market value of our common stock.

Due to the potential value of our strategic investments, we could be determined to be an investment company, and if such a determination were made, we would become subject to significant regulation that would adversely affect our business.

     Our non-controlling positions in Abgenix and Ceregene, along with investments of our available cash resources in certain types of fixed-income securities, could be considered “investment securities” under the Investment Company Act of 1940, raising a question of whether we are an investment company required to register and be regulated under the Investment Company Act. Regulation under the Investment Company Act, or a determination that we failed to register when required to do so, could materially and adversely affect our business. We believe that we are primarily engaged in the research, development and commercialization of biological cancer therapies and that any investment securities are ancillary to our primary business. Nevertheless, to address any uncertainty in this regard, we have reinvested a portion of our portfolio in money market funds and U.S. government securities and limited the level of investment in corporate bonds and other instruments that could be considered “investment securities.” In addition, over time we plan to reduce the level of our investment securities by periodic sales of our holdings in Abgenix. These dispositions may be effected under unfavorable market conditions. The lower rates of return realized after the reinvestment of our investment portfolio, and any required dispositions of non-controlling investments, could adversely affect our future reported results.

Risks Related to Our Industry

In order for our products to be offered to the public, they must undergo extensive clinical testing and receive approval from the FDA, which could delay or prevent the commercialization of our products.

     Human therapeutic products must undergo rigorous preclinical and clinical testing and other premarket approval procedures by the FDA and similar authorities in foreign countries. Preclinical tests include laboratory evaluation of potential products and animal studies to assess the potential safety and efficacy of the product and its formulations. Clinical trials involve the administration of the investigational new drug to healthy volunteers or to patients under the supervision of a qualified principal investigator. Clinical trials must be conducted in accordance with FDA and ICH Good Clinical Practices under protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Other foreign and local regulations may also apply. The developer of the drug must provide information relating to the characterization and controls of the product before administration to the patients participating in the clinical trials. This requires developing approved assays of the product to test before and after administration to the patient. In addition, developers of pharmaceutical products must provide periodic data regarding clinical trials to the FDA and other health authorities, and these health authorities may issue a clinical hold upon a trial if they do not believe, or cannot confirm, that the trial can be conducted without unreasonable risk to the trial participants. We cannot assure you that US and foreign health authorities will not issue a clinical hold with respect to any of our clinical trials in the future. The results of the preclinical testing and clinical testing, together with chemistry, manufacturing and controls information, are submitted to the FDA and other health authorities in the form of a new drug application for a pharmaceutical product, and in the form of a biologics license application for a biological product, requesting approval to commence commercial sales.

     In responding to a new drug application or a biologics license application, the FDA or foreign health authorities may grant marketing approvals, request additional information or further research, or deny the application if it determines that the application does not satisfy its regulatory approval criteria. Regulatory approval of a new drug application, new drug application supplement or biologics license application is never guaranteed, and the approval process typically takes several years and is extremely expensive. The FDA and foreign health authorities have substantial discretion in the drug and biologics approval processes. Despite the time and expense incurred, failure can occur at any stage, and we could encounter problems that cause us to abandon clinical trials or to repeat or perform additional preclinical or clinical studies. Approvals may not be granted on a timely basis, if at all, and if granted may not cover all the clinical indications for which we may seek approval. Also, an approval might contain significant limitations in the form of warnings, precautions or contradictions with respect to conditions of use.

Even if our products are approved by regulatory authorities, if we fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

     Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data and promotional activities for such product, will be subject to continual review and periodic inspections by the FDA and other regulatory bodies. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Later discovery of previously unknown problems with our products including unanticipated adverse events of unanticipated severity or frequency, manufacturer or manufacturing processes, or failure to comply with regulatory requirements, may result in restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recall, fines, suspension of regulatory approvals, product seizures or detention, injunctions or the imposition of civil or criminal penalties.

We are subject to federal, state, local and foreign laws and regulations, and complying with these may cause us to incur significant costs.

     We are subject to laws and regulations enforced by the FDA, the DEA, the California Department of Health Services, foreign health authorities and other regulatory statutes including:

•	the Occupational Safety and Health Act;

•	the Environmental Protection Act;

•	the Toxic Substances Control Act;

•	the Resource Conservation and Recovery Act; and

•	other current and potential future federal, foreign, state or local laws and regulations.

     In particular with respect to environmental laws, product development activities involve the use of hazardous materials, and we may incur significant costs as a result of the need to comply with these laws. Our research and development activities involve the controlled use of hazardous materials, chemicals, viruses and radioactive compounds. We are subject to federal, foreign, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by applicable laws and regulations, we cannot completely eliminate the risk of contamination or injury, by accident or as the result of intentional acts of terrorism, from these materials. In the event of an accident, we could be held liable for any damages that result, and any resulting liability could exceed our resources. We may also be required to incur significant costs to comply with environmental laws and regulations in the future.

Failure to comply with foreign regulatory requirements governing human clinical trials and marketing approval for drugs and devices could prevent us from selling our products in foreign markets, which may adversely affect our operating results and financial condition.

     For marketing drugs and biologics outside the United States, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country and may require additional testing. The time required to obtain approvals outside the United States may differ from that required to obtain FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other countries or by the FDA. Failure to comply with these regulatory requirements or obtain required approvals could impair our ability to develop foreign markets for our products and may have a material adverse effect on our results of operations and financial condition.

Reimbursement from third-party payers may become more restricted in the future, which may reduce demand for our products.

     There is uncertainty related to the extent to which third-party payers will cover and pay for newly approved drugs. Sales of our future products will be influenced by the willingness of third-party payers to provide reimbursement. In both domestic and foreign markets, sales of our potential products will depend in part upon coverage and payment amounts from third-party payers, including:

•	government agencies;

•	private health care insurers and other health care payers such as health maintenance organizations;

•	self-insured employee plans; and

•	Blue Cross/Blue Shield and similar plans.

     There is considerable pressure to reduce the cost of biotechnology and pharmaceutical products. Reimbursement from government agencies, insurers and large health organizations may become more restricted in the future. Our potential products represent a new mode of therapy, and while the cost-benefit ratio of the products may be favorable, we expect that the costs associated with our products will be substantial. Our proposed products, if successfully developed, may not be considered cost-effective by third-party payers. Insurance coverage might not be provided by third-party payers at all or may be provided only after substantial delay. Even if such coverage is provided, the approved third-party payment amounts might not be sufficient to permit widespread acceptance of our products.

The continuing efforts of governmental and third-party payers to contain or reduce the costs of healthcare may impair our future revenues and profitability.

     The pricing of our future products may be influenced in part by government controls. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to implement more rigorous provisions relating to government payment levels. While we cannot predict whether the government will adopt any such legislative or regulatory proposals, the announcement or adoption of these proposals could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Risks Related to the Notes and Our Common Stock

We may not have the ability to raise the funds necessary to repurchase the notes upon a fundamental change, as required by the indenture governing the notes.

     Following a fundamental change as described under “Description of Notes—Repurchase at Option of Holders Upon a Fundamental Change,” holders of notes may require us to repurchase their notes for cash. We cannot assure you that we will have sufficient financial resources, or will be able to arrange financing, to pay the repurchase price in cash with respect to any notes tendered by holders for repurchase on any of these dates or upon a fundamental change. Our failure to repurchase the notes when required would result in an event of default with respect to the notes.

The price of the notes and the underlying common stock is likely to continue to be volatile in the future.

     The stock prices of biopharmaceutical and biotechnology companies, including ours, have historically been highly volatile. Since January 1, 2002, our stock price has fluctuated between a high closing price of $22.99 on January 3, 2002 and a low closing price of $4.50 on April 13, 2005. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. As the notes are convertible into shares of our common stock, volatility or depressed prices of our common stock could have a similar effect on the trading price of the notes. The following factors, among others, may affect the price of the notes and the underlying common stock:

•	announcements of data from, or material developments in, our clinical trials or those of our competitors, including delays in the commencement of a clinical trial;

•	fluctuations in our financial results;

•
announcements of technological innovations or new therapeutic products by us or our competitors, including innovations or products by our competitors that may require us to redesign, and therefore delay, our clinical trials to account for those innovations or products;

•	announcements of changes in governmental regulation affecting us or our competitors;

•	announcements of regulatory approval or disapproval of our or our competitors’ products;

•	announcements of new collaborative relationships by us or our competitors;

•	developments in patent or other proprietary rights affecting us or our competitors;

•	public concern as to the safety of products developed by us or other biotechnology and pharmaceutical companies;

•	general market conditions;

•	fluctuations in the price of Abgenix common stock;

•	material developments related to our minority interest in Ceregene, Inc.;

•
fluctuations in price and volume in the stock market in general, or in the trading of the stock of biopharmaceutical and biotechnology companies in particular, that are unrelated to our operating performance;

•	issuances of securities in equity, debt or other financings or issuances of common stock upon conversion of our convertible senior notes;

•	sales of common stock by existing stockholders; and

•	the perception that such issuances or sales could occur.

The notes are effectively subordinated to any existing and future secured indebtedness and structurally subordinated to existing and future liabilities and other indebtedness of our subsidiaries.

     The notes are our general, unsecured obligations. The notes are effectively subordinated to any existing and future secured indebtedness we may have, and structurally subordinated to any existing and future liabilities and other indebtedness of our subsidiaries. These liabilities may include indebtedness, trade payables, guarantees, lease obligations, and letter of credit obligations. The notes do not restrict us from incurring senior secured debt in the future or having our subsidiaries guarantee our indebtedness, nor do they limit the amount of indebtedness we can issue that is equal in right of payment.

We may incur additional indebtedness in the future. The indebtedness created from the notes, and any future indebtedness, could adversely affect our business and our ability to make full payment on the notes and may restrict our operating flexibility.

     At March 31, 2005, we had $145.5 million of outstanding indebtedness. As of March 31, 2005, we also had approximately $51.6 million in facility lease obligations. In the future, we may obtain additional long-term debt and working capital lines of credit to meet future financing needs, which would have the effect of increasing total leverage. We are not restricted under the terms of the indenture governing the notes from incurring additional debt or repurchasing our securities. In addition, the limited covenants applicable to the notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to incur additional debt and take a number of other actions that are not limited by the terms of the indenture could have the effect of diminishing our ability to make payments on the notes when due.

We have made only limited covenants in the indenture, which may not protect your investment if we experience significant adverse changes in our financial condition or results of operations.

     The indenture governing the notes does not:

•
require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow, or liquidity and, therefore, will not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our ability or the ability of any of our subsidiaries to incur additional indebtedness, including indebtedness that is senior or equal in right of payment to the notes;

•	restrict our ability to pledge our assets or those of our subsidiaries;

•	restrict our ability to pay dividends or make other payments in respect of the common stock or other securities ranking junior to the notes or make investments; or

•	restrict our ability to issue new securities.

     Such events may, however, result in an adjustment to the conversion price as described under “Description of Notes—Conversion Rights—Conversion Price Adjustments.” The indenture contains no covenants or other provisions to afford you protection in the event of a highly leveraged transaction, such as a leveraged recapitalization, that would increase the level of our indebtedness, or a fundamental change except as described under “Description of Notes—Repurchase at Option of Holders Upon a Fundamental Change.”

If an active trading market for the notes does not develop, then the market price of the notes may decline or you may not be able to sell your notes.

     There is no established trading market for the notes. We do not intend to list the notes on any national securities exchange or automated quotation system. We cannot assure you that an active or sustained trading market for the notes will develop or that the holders will be able to sell their notes. At the time of the original issuance of the notes, the initial purchasers of the notes informed us that they intended to make a market in the notes. However, those purchasers are not obligated to do so and may cease their marketmaking activities at any time.

     Moreover, even if you are able to sell your notes, we cannot assure you as to the price at which any sales will be made. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock, and the market for similar securities. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions which may have a negative effect on the holders of the notes, regardless of our prospects or financial performance.

Our notes may not be rated or may receive a lower rating than anticipated by investors, which could cause a decline in the liquidity or market price of the notes.

     If one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes may be adversely affected.

We may issue additional securities and thereby materially and adversely affect the price of our common stock.

     We are not restricted from issuing additional common stock, preferred stock, or securities convertible into or exchangeable for common stock, prior to maturity of the notes. If we issue additional shares of common stock, shares of preferred stock, or convertible or exchangeable securities, the price of our common stock and, in turn, the price of the notes may be materially and adversely affected.

The adjustment to the conversion price upon the occurrence of certain types of fundamental changes may not adequately compensate you for the lost option time value of your notes as a result of such fundamental change and may not be enforceable.

     If certain types of fundamental changes occur on or prior to maturity of the notes, we will adjust the conversion price of the notes to increase the number of shares issuable upon conversion. The number of additional shares to be issued will be determined based on the date on which the fundamental change becomes effective and the price paid per share of our common stock in the fundamental change as described under “Description of Notes—Conversion Rights—Adjustment to Conversion Price Upon Certain Changes of Control.” While this adjustment is designed to compensate you for the lost option time value of your notes as a result of certain types of fundamental changes, the adjustment is only an approximation of such lost value and may not adequately compensate you for such loss. In addition, if the price paid per share of our common stock in the fundamental change is less than $7.00 or more than $23.50 (subject to adjustment), there will be no such adjustment. Furthermore, our obligation to make the adjustment could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Conversion of the notes will dilute the ownership interest of existing stockholders.

     The conversion of some or all of the notes will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

There is limited protection in the event of a change of control.

     The requirement that we offer to repurchase the notes upon a change of control is limited to the transactions specified in clauses (1), (2), (3) and (4) of the definition of a “fundamental change” under “Description of Notes—Repurchase at Option of Holders Upon a Fundamental Change.” Accordingly, we could enter into certain transactions, such as acquisitions, refinancings or recapitalizations, that could affect our capital structure and the value of our common stock but would not constitute a change of control. In addition, should a “fundamental change” occur, no assurance can be given that we will have sufficient funds available to purchase notes which are tendered for repurchase. A failure by us to repurchase tendered notes will constitute an event of default under the indenture.

If we pay cash dividends on our common stock, you may be deemed to have received a taxable dividend without the receipt of any cash.

     If we pay a cash dividend on our common stock, and an adjustment to the conversion price results, you may be deemed to have received a taxable dividend subject to U.S. federal income tax without the receipt of any cash. See “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders—Constructive Dividends.”

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

     This prospectus and the documents we have filed with the Securities and Exchange Commission, or SEC, that are incorporated herein by reference and that are referenced under the section entitled “Additional Information” on page 61, contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our management’s judgment regarding future events. In many cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “plan,” “expect,” “anticipate,” “estimate,” “believe,” “predict,” “intend,” “potential,” or “continue” or the negative of these terms or other words of similar import, although some forward-looking statements are expressed differently. All statements, other than statements of historical fact, included in this prospectus regarding our financial position, business strategy and plans or objectives for future operations are forward-looking statements. Without limiting the broader description of forward-looking statements above, we specifically note that statements regarding timelines for initiating new clinical trials, planned announcements of clinical data, the possibility of obtaining regulatory approval, our ability to manufacture and sell any products, potential drug candidates, their potential therapeutic effect, market acceptance or our ability to earn a profit from sales or licenses of any drug candidate, our ability to discover new drugs in the future, and our ability to establish future collaborative arrangements are all forward-looking in nature. We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that results and events could differ materially and adversely from those contained in the forward-looking statements due to a number of factors, including:

•	our failure to achieve positive results in clinical trials or receive required regulatory approvals;

•	our failure to successfully commercialize our products;

•	our inability to manufacture our products;

•	variability of our revenue;

•	our ability to enter into future collaborative agreements;

•	uncertainty regarding our patents and patent rights;

•	compliance with current or prospective governmental regulation;

•	our failure to successfully implement our business restructuring;

•	technological change; and

•	general economic conditions.

     You should also consider carefully the statements set forth in the section entitled “Risk Factors” and other sections of this prospectus and in the other documents we have filed with the SEC and that are incorporated in this prospectus by reference, which address these and additional factors that could cause results or events to differ from those set forth in the forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. We have no plans to update these forward-looking statements.

USE OF PROCEEDS

     We will not receive any proceeds from the sale by any selling securityholder of the notes or the underlying common stock into which the notes may be converted.

DESCRIPTION OF NOTES

     We issued the notes pursuant to an indenture, dated as of October 20, 2004, between us and U.S. Bank National Association, as trustee. The terms of the notes include those provided in the indenture, the notes and the registration rights agreement which we entered into with the initial purchasers. The following description is only a summary of the material provisions of the notes, the indenture and the registration rights agreement. We urge you to read these documents in their entirety because they, and not this description, will define your rights as holders of these notes. The indenture and registration rights agreement have been filed as exhibits to the registration statement related to this prospectus. You may request copies of these documents at our address set forth below under the caption “Additional Information.”

     When we refer to Cell Genesys, “we,” “our” or “us” in this section, we refer only to Cell Genesys, Inc., a Delaware corporation, and not its subsidiaries.

General

     The notes are:

•	limited to $145 million in principal amount;

•
our general, unsecured obligations, ranking equally with all of our existing and future unsubordinated, unsecured indebtedness and senior in right of payment to any subordinated indebtedness, but the notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the related security, and structurally subordinated to all existing and future liabilities and other indebtedness of our subsidiaries. As of March 31, 2005, we had no secured indebtedness, and the aggregate amount of liabilities and other indebtedness of our subsidiaries was approximately $0.5 million, excluding intercompany liabilities;

•
convertible into our common stock at an initial conversion price of $9.10 per share, subject to adjustment as described below under
“— Conversion Rights,” including an adjustment to increase the number of shares issuable if you convert your notes under certain circumstances in connection with a change of control transaction;

•
subject to repurchase by us at your option if a fundamental change occurs, at a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest (and additional amounts, if any) to, but not including, the repurchase date;

•
subject to redemption for cash by us at any time on or after November 1, 2009, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes if the closing price of our common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days in any period of 30 consecutive trading days ending on the trading day prior to the mailing of the notice of redemption; and

•	due on November 1, 2011, unless earlier converted, redeemed by us at our option, or repurchased by us at your option.

     The indenture does not contain any financial covenants and does not restrict us or our subsidiaries from paying dividends, incurring additional debt or issuing or repurchasing our other securities. In addition, the indenture does not protect you in the event of a highly leveraged transaction or a fundamental change of Cell Genesys except to the extent described below under "—Conversion Rights” and “—Repurchase at Option of Holders Upon a Fundamental Change.”

     No sinking fund is provided for the notes. The notes are not subject to defeasance. The notes are issued only in registered form in denominations of $1,000 and any integral multiple of $1,000 above that amount. No service charge will be made for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     You may present definitive notes for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be the office or agency of the trustee in New York City. For information regarding conversion, registration of transfer and exchange of global notes, see the subsection entitled “—Form, Denomination and Registration.”

Interest

     The notes bear interest at the rate of 3.125% per year. We will pay interest semiannually on May 1st and November 1st of each year, beginning May 1, 2005, to the holders of record at the close of business on the preceding April 15 and October 15, respectively. There are two exceptions to the preceding sentence:

•	in general, we will not pay accrued and unpaid interest on any note that is converted into our common stock.

•
we will pay interest to a person other than the holder of record on the relevant record date if we redeem, or holders elect to require us to repurchase, the notes on a date that is after the record date and on or prior to the corresponding interest payment date. In this instance, we will pay accrued and unpaid interest on the notes being redeemed or repurchased to, but excluding, the redemption or repurchase date, as the case may be, to the same person to whom we will pay the principal of those notes.

     We will pay the principal of, interest on, and any additional amounts due in respect of the global notes to DTC in immediately available funds.

     In the event definitive notes are issued, we will pay interest and any additional amount due on:

•	definitive notes having an aggregate principal amount of $2,000,000 or less by check mailed to the holders of those notes;

•	definitive notes having an aggregate principal amount of more than $2,000,000 by wire transfer in immediately available funds if requested by the holders of those notes; and

•	at maturity, we will pay the principal of and interest on the definitive notes at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

     Interest generally will be computed on the basis of a 360-day year comprised of twelve 30-day months. If any interest payment date falls on a day that is not a business day, such interest payment date will be postponed to the next succeeding business day. The term “business day” means, with respect to any note, any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Conversion Rights

General

     You may convert any outstanding notes (or portions of outstanding notes) into our common stock at the conversion price of $9.10 per share, equal to a conversion rate of approximately 109.8901 shares per $1,000 principal amount of notes. The conversion price will be subject, however, to adjustment as described below under “—Conversion Price Adjustments.” We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash to you in an amount equal to the market value of that fractional share based upon the closing sale price of our common stock on the trading day immediately preceding the conversion date. You may convert your notes only in denominations of $1,000 and integral multiples of $1,000.

     You may exercise conversion rights at any time prior to the close of business on the business day prior to the final maturity date of the notes. However, if you are a holder of notes that have been called for redemption, you must exercise your conversion rights prior to the close of business on the second business day preceding the redemption date, unless we default in payment of the redemption price. In addition, if you have exercised your right to require us to repurchase your notes because a fundamental change has occurred, you may convert your notes into our shares of common stock only if you withdraw your notice and convert your notes prior to the close of business on the business day immediately preceding the fundamental change repurchase date.

Conversion Procedures

     Except as provided below, if you convert your notes into our common stock on any day other than an interest payment date, you will not receive any interest that has accrued on these notes since the prior interest payment date. By delivering to the holder the number of shares issuable upon conversion, determined by dividing the principal amount of the notes being converted by the conversion price, together with a cash payment, if any, in lieu of fractional shares, we will satisfy our obligation with respect to the converted notes. That is, accrued but unpaid interest will be deemed to be paid in full rather than canceled, extinguished or forfeited.

     Holders of notes at the close of business on a record date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of such notes at any time after the close of business on the applicable record date. However, notes surrendered for conversion by a holder during the period from the close of business on the record date to the opening of business on the corresponding interest payment date must be accompanied by payment of an amount equal to the interest that has accrued and will be paid on the notes being converted. The preceding sentence does not apply, however, to a holder that converts, after a record date for an interest payment date but prior to the corresponding interest payment date, notes that we have called for redemption with a redemption date that is on or prior to the third business day after such interest payment date. If we call your notes for redemption on a date that is after a record date for an interest payment date but on or prior to the third business day after the corresponding interest payment date, and prior to the interest payment date you choose to convert your notes, you will receive on the date that has been fixed for redemption the amount of interest you would have received if you had not converted your notes, unless interest has otherwise been paid on your notes on the interest payment date.

     You will not be required to pay any transfer taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any transfer tax or duties which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than yours. Certificates representing shares of common stock will be issued or delivered only after all applicable transfer taxes and duties, if any, payable by you have been paid.

     To convert interests in a global note, you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program.

     To convert a definitive note, you will be required to:

•	complete the conversion notice on the back of the note (or a facsimile of it);

•	deliver the completed conversion notice and the notes to be converted to the specified office of the conversion agent;

•	pay all funds required, if any, relating to interest on the notes to be converted to which you are not entitled, as described in the second preceding paragraph; and

•	pay all transfer taxes or duties, if any, as described in the preceding paragraph.

     The conversion date will be the date on which all of the foregoing requirements have been satisfied. The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. We will deliver, or cause to be delivered, to you a certificate for the number of shares of common stock into which the notes are converted (and cash in lieu of any fractional shares) as soon as practicable on or after the conversion date.

Conversion Price Adjustments

     We will adjust the initial conversion price for certain events, including:

(1)	issuances of our common stock as a dividend or distribution on our common stock;

(2)	certain subdivisions, combinations or reclassifications of our common stock;

(3)
issuances to all or substantially all holders of our common stock of certain rights or warrants to purchase, for a period of up to 45 days, our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the then-current market price of our common stock, provided that the conversion price will be readjusted to the extent that any of the rights or warrants are not exercised prior to their expiration;

(4)
distributions to all or substantially all holders of our common stock of shares of our capital stock (other than our common stock), evidences of our indebtedness or assets (including securities, but excluding:

•	the rights and warrants referred to in paragraph (3) above;

•
any dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the fourth succeeding paragraph below;

•	any dividends or distributions paid exclusively in cash; or

•	common stock distributions referred to in paragraph (1) above);

(5)
dividends or other distributions consisting exclusively of cash to all or substantially all holders of our common stock (other than dividends or distributions made in connection with our liquidation, dissolution or winding-up) in which event the initial conversion price will be reduced by dividing the initial conversion price by a fraction:

•	the numerator of which will be the current market price per share of our common stock; and

•	the denominator of which will be (a) the current market price per share of our common stock minus (b) the amount per share of such dividend or distribution; and

(6)
purchases of our common stock pursuant to a tender offer or exchange offer made by us or any of our subsidiaries to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

     We will not make any adjustment if holders may participate in the transaction or in certain other cases. In cases where the fair market value of assets, debt securities or certain rights, warrants or options to purchase our securities, applicable to one share of common stock, distributed to stockholders:

•	equals or exceeds the average closing price of the common stock over the ten consecutive trading day period ending on the record date for such distribution, or

•	such average closing price exceeds the fair market value of such assets, debt securities or rights, warrants or options so distributed by less than $1.00,

rather than being entitled to an adjustment in the conversion price, the holder of a note will be entitled to receive upon conversion, in addition to the shares of common stock, the kind and amount of assets, debt securities or rights, warrants or options comprising the distribution that such holder would have received if such holder had converted such notes immediately prior to the record date for determining the stockholders entitled to receive the distribution.

     Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

     In the event that we distribute shares of capital stock of a subsidiary of ours pursuant to paragraph (4) above, the conversion price will be adjusted, if at all, based on the market value of the subsidiary stock so distributed relative to the market value of our common stock, in each case over a measurement period following the distribution.

     If we:

•	reclassify or change our common stock (other than changes resulting from a subdivision or combination); or

•	consolidate or combine with or merge into any person or sell or convey to another person all or substantially all of our property and assets,

and the holders of our common stock receive stock, other securities or other property or assets (including cash or any combination thereof) with respect to or in exchange for their common stock, each outstanding note would, without the consent of any holders of notes, become convertible only into the consideration the holders of notes would have received if they had converted their notes immediately prior to such reclassification, change, consolidation, combination, merger, sale or conveyance, except in the limited case of a public acquirer change of control where we elect to have the notes convertible into public acquirer common stock. We may not become a party to any such transaction unless its terms are consistent with the foregoing.

     If a taxable distribution to holders of our common stock or other transaction occurs which results in any adjustment of the conversion price (including an adjustment at our option), you may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our common stock. See the section entitled “Certain United States Federal Income Tax Considerations” for more information.

     We may from time to time, to the extent permitted by law, reduce the conversion price of the notes by any amount for any period of at least 20 days. In that case, we will give at least 15 days’ notice of such decrease. We may make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

     The foregoing notwithstanding, we may not reduce the conversion price pursuant to the provisions described above to below $7.00, subject to the adjustments described above. Furthermore, we may not reduce the conversion price, without seeking and obtaining the consent of the holders of our common stock, if such consent is required pursuant to the rules of The Nasdaq Stock Market or any exchange or market on which our common stock is then listed or traded. If we adjust the conversion price pursuant to the above provisions, we will issue a press release through Dow Jones & Company, Inc. containing the relevant information and make this information available on our web site or through another public medium as we may use at that time.

Adjustment to Conversion Price Upon Certain Changes of Control

     If and only to the extent you elect to convert your notes in connection with a transaction described under clause (1) or (3) under the definition of a fundamental change as described below under “—Repurchase at Option of Holders upon a Fundamental Change” (or in connection with a transaction that would have been a change of control under such clause (1) or (3) but for the existence of the 110% trading price exception (as defined below)) pursuant to which 10% or more of the consideration for our common stock (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in such fundamental change transaction consists of cash or securities (or other property) that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or The Nasdaq National Market, which we refer to as a “non-stock change of control,” we will increase the number of shares issuable upon conversion. The number of additional shares issuable upon conversion (the “additional shares”) will be determined by reference to the table below, based on the date on which the non-stock change of control becomes effective (the “effective date”) and the price (the “stock price”) paid per share for our common stock in such non-stock change of control. If holders of our common stock receive only cash in such transaction, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our common stock on the five trading days prior to but not including the effective date of such change of control transaction.

     The stock prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion price of the notes is adjusted, as described above under “—Conversion Price Adjustments.” The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the denominator of which is the conversion price immediately prior to the adjustment giving rise to the stock price adjustment and the numerator of which is the conversion price as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion price as set forth under “—Conversion Price Adjustments.”

     The following table sets forth the number of additional shares issuable per $1,000 principal amount of notes:

Stock Price	$ 7.00	$ 8.50	$10.00	$11.50	$13.00	$14.50	$16.00	$17.50	$19.00	$20.50	$22.00	$23.50
Effective Date
October 20, 2004	32.96	23.44	17.51	13.55	10.77	8.74	7.20	6.06	5.15	4.40	3.80	0.00
November 1, 2005	32.44	22.60	16.51	12.52	9.78	7.82	6.40	5.26	4.42	3.77	3.22	0.00
November 1, 2006	32.24	21.76	15.34	11.29	8.57	6.73	5.39	4.35	3.60	3.04	2.56	0.00
November 1, 2007	32.01	20.67	13.91	9.68	7.07	5.28	4.05	3.19	2.57	2.10	1.75	0.00
November 1, 2008	31.90	19.36	11.81	7.44	4.84	3.26	2.21	1.59	1.20	0.92	0.74	0.00
November 1, 2009	32.27	18.12	9.77	4.46	0.98	0.00	0.00	0.00	0.00	0.00	0.00	0.00
November 1, 2010	31.93	16.22	7.99	3.47	0.70	0.00	0.00	0.00	0.00	0.00	0.00	0.00
November 1, 2011	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

     The stock prices and additional share amounts set forth above are based upon a common stock price of $7.00 at October 14, 2004 and an initial conversion price of $9.10.

     The exact stock price and effective dates may not be set forth on the table; in which case, if the stock price is:

•
between two stock price amounts on the table or the effective date is between two dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 360-day year;

•	in excess of $23.50 per share (subject to adjustment), no additional shares will be issued upon conversion;

•	less than $7.00 per share (subject to adjustment), no additional shares will be issued upon conversion.

     Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 142.8571 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion price as set forth under “—Conversion Price Adjustments.”

Conversion After a Public Acquirer Change of Control

     Notwithstanding the foregoing, in the case of a non-stock change of control constituting a public acquirer change of control (as defined below), we may, in lieu of issuing additional shares upon conversion as described in “— Adjustment to Conversion Price Upon Certain Changes of Control” above, elect to adjust the conversion price and the related conversion obligation such that from and after the effective date of such public acquirer change of control, holders of the notes will be entitled to convert their notes (subject to the satisfaction of certain conditions) into a number of shares of public acquirer common stock (as defined below) by adjusting the conversion price in effect immediately before the public acquirer change of control by a fraction:

•
the numerator of which will be the average of the last reported sale prices of the public acquirer common stock for the five consecutive trading days commencing on the trading day next succeeding the effective date of such public acquirer change of control, and

•
the denominator of which will be (i) in the case of a share exchange, consolidation, merger or binding share exchange, pursuant to which our common stock is converted into cash, securities or other property, the average value of all cash and any other consideration (as determined by our board of directors) paid or payable per share of common stock or (ii) in the case of any other public acquirer change of control, the average of the last reported sale prices of our common stock for the five consecutive trading days prior to but excluding the effective date of such public acquirer change of control.

     A “public acquirer change of control” means a non-stock change of control in which the acquirer has a class of common stock traded on a U.S. national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with such change of control (the “public acquirer common stock”). If an acquirer does not itself have a class of common stock satisfying the foregoing requirement, it will be deemed to have “public acquirer common stock” if a corporation that directly or indirectly owns at least a majority of the acquirer has a class of common stock satisfying the foregoing requirement; in such case, all references to public acquirer common stock shall refer to such class of common stock. Majority owned for these purposes means having “beneficial ownership” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of all shares of the respective entity’s capital stock that are entitled to vote generally in the election of directors.

     Upon a public acquirer change of control, if we so elect, holders may convert their notes (subject to the satisfaction of the conditions to conversion described under “—Conversion Procedures” above) at the adjusted conversion price described in the second preceding paragraph but will not be entitled to receive additional shares upon conversion as described under “—Adjustment to Conversion Price Upon Certain Changes of Control.” We are required to notify holders of our election in our notice to holders of such transaction. In addition, upon a public acquirer change of control, in lieu of converting notes, the holder can, subject to certain conditions, require us to repurchase all or a portion of its notes as described below.

Provisional Redemption

     At any time on or after November 1, 2009, we may redeem the notes in whole or in part for cash at a redemption price equal to 100% of the principal amount of the notes if the closing price of our common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days in any period of 30 consecutive trading days ending on the trading day prior to the mailing of the notice of redemption.

     In addition, we will pay interest on the notes being redeemed, including those notes which are converted into our common stock, after the date the notice of the redemption is mailed and prior to the third business day after the optional redemption date in accordance with the provisions of the indenture. This interest will include interest accrued and unpaid to, but excluding, the optional redemption date. In this instance, we will pay accrued and unpaid interest on the notes being redeemed to, but excluding, the optional redemption date to the same person to whom we will pay the principal of these notes.

     If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If any notes are to be redeemed in part only, we will issue a new note or notes in principal amount equal to the unredeemed principal portion thereof. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be taken from the portion selected for redemption.

     Additionally, we will not be required to:

•	issue, register the transfer of, or exchange any note during the period of 15 days before the redemption date, or

•	register the transfer of or exchange any note so selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part.

Repurchase at Option of Holders Upon a Fundamental Change

Repurchase Upon a Fundamental Change

     If a fundamental change (as defined below) occurs at any time prior to the maturity of the notes, you will have the right to require us to repurchase for cash all or part of your notes for which you have properly delivered and not withdrawn a written repurchase notice. Notes submitted for repurchase must be in $1,000 in principal amount or integral multiples thereof. The repurchase price will be equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date.

     A “fundamental change” will be deemed to have occurred at such time when any of the following has occurred:

(1)
the acquisition by any person (as defined below), directly or indirectly, through a purchase, merger or other acquisition transaction, or series of purchases, mergers or other acquisition transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

(2)	the first day on which a majority of the members of our board of directors does not consist of continuing directors; or

(3)
the consolidation or merger of us with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

a)	any transaction:

•	that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; and

•
pursuant to which the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to such transaction have the right to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such transaction; or

b)
any merger primarily for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity; or

(4)
the termination of trading of our common stock, which shall be deemed to have occurred if our common stock or other common stock into which the notes are convertible is neither listed for trading on a United States national securities exchange nor approved for listing on Nasdaq or any similar United States system of automated dissemination of quotations of securities prices or traded in over-the-counter securities markets, and no American Depositary Shares or similar instruments for such common stock are so listed or approved for listing in the United States.

     However, a fundamental change will be deemed not to have occurred if:

•	the closing sale price per share of our common stock for any five trading days within:

•
the period of 10 consecutive trading days ending immediately after the later of the fundamental change or the public announcement of the fundamental change, in the case of a fundamental change under clauses (1) or (2) above; or

•	the period of 10 consecutive trading days ending immediately before the fundamental change, in the case of a fundamental change under clause (3) or (4) above,

equals or exceeds 110% of the conversion price of the notes in effect on each such trading day (the “110% trading price exception”); or

•
90% or more of the consideration in the transaction or transactions (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) which otherwise would constitute a fundamental change under clause (1) or (3) above consists of shares of common stock, depositary receipts or other certificates representing common equity interests traded or to be traded immediately following such transaction on a national securities exchange or quoted on the Nasdaq National Market and, as a result of the transaction or transactions, the notes become convertible solely into such common stock, depositary receipts or other certificates representing common equity interests (and any rights attached thereto).

     Beneficial ownership shall be determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act (except that a person shall be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition). The term “person” includes any syndicate or group which would be deemed to be a “person” under Section 13(d)(3) under the Exchange Act.

     “Continuing directors” means, as of any date of determination, any member of the board of directors of Cell Genesys who:

•	was a member of the board of directors on the date of the indenture; or

•
was nominated for election, appointed or elected to the board of directors with the approval of a majority of the continuing directors who were members of the board at the time of new director’s nomination, appointment or election, either by a specific vote or by approval of the proxy statement issued by us on behalf of our entire board of directors in which such individual is named as a nominee for director.

     The definition of “fundamental change” includes a phrase relating to the conveyance, transfer, sale, transfer, lease or disposition of “all or substantially all” of our properties and assets. There is no precise, established definition of the phrase “substantially all” under applicable law. In interpreting this phrase, courts, among other things, make a subjective determination as to the portion of assets conveyed, considering many factors, including the value of assets conveyed, the proportion of an entity’s income derived from the assets conveyed and the significance of those assets to the ongoing business of the entity. To the extent the meaning of such phrase is uncertain, uncertainty will exist as to whether or not a fundamental change may have occurred and, accordingly, as to whether or not the holders of notes will have the right to require us to repurchase their notes.

Repurchase Right Procedures

     Within 30 days after the occurrence of a fundamental change, we will be required to give notice to all holders of the occurrence of the fundamental change and of their resulting repurchase right. The repurchase date will be between 30 and 60 days after the date we give that notice. The notice will be delivered to the holders at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law, stating, among other things, the procedures that holders must follow to require us to repurchase their notes as described below.

     If holders have the right to cause us to repurchase their notes as described above, we will issue a press release through Dow Jones & Company, Inc. containing the relevant information and make this information available on our web site or through another public medium as we may use at that time.

     To elect to require us to repurchase notes, each holder must deliver the repurchase notice so that it is received by the paying agent no later than the close of business on the second business day immediately prior to the repurchase date, unless we specify a later date. Your repurchase notice must state certain information, including:

•	the certificate numbers of your notes, if certificated, to be delivered for repurchase, or if not certificated, your notice must comply with appropriate procedures of the depositary;

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple of $1,000; and

•	that the notes are to be repurchased by us pursuant to the applicable provision of the indenture.

     You may withdraw any repurchase notice, in whole or part, by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal must state certain information, including:

•	the principal amount of notes being withdrawn;

•	the certificate numbers of the notes, if certificated, being withdrawn, or if not certificated, your notice must comply with appropriate procedures of the depositary; and

•	the principal amount, if any, of the notes that remain subject to the repurchase notice.

     The Exchange Act requires the dissemination of certain information to security holders and that an issuer follow certain procedures if an issuer tender offer occurs, which requirements may apply if the repurchase right summarized above becomes available to holders of the notes. In connection with any offer to require us to repurchase notes as summarized above we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable;

•	file a Schedule TO or any other required schedule or form under the Exchange Act; and

•	comply with all other federal and state securities laws in connection with any offer by us to repurchase the notes.

     Our obligation to pay the repurchase price for notes for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the notes, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the repurchase price for the notes to be paid promptly following the later of the repurchase date or the time of delivery of the notes, together with such endorsements.

     If the paying agent holds money sufficient to pay the repurchase price of the notes for which a repurchase notice has been given on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the notes will cease to be outstanding and interest on the notes will cease to accrue, whether or not the notes are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the notes.

     We may, to the extent permitted by applicable law and the agreements governing any of our other indebtedness at the time outstanding, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any notes so purchased by us shall be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any note surrendered to the trustee for cancellation may not be reissued or resold and will be canceled promptly.

Limitations on Repurchase Rights

     The repurchase rights described above may not necessarily protect holders of the notes if a highly leveraged or another transaction involving us occurs that may adversely affect holders.

     Our ability to repurchase notes upon the occurrence of a fundamental change is subject to important limitations. The occurrence of a fundamental change could cause an event of default under, or be prohibited or limited by, the terms of our future indebtedness. Further, we cannot assure you that, in that event, we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the notes when required following a fundamental change would result in an event of default under the indenture. Any such default may, in turn, cause a default under our other indebtedness that may be outstanding at that time. In addition, our ability to repurchase notes may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and other provisions in agreements that may govern our other indebtedness outstanding at the time.

     The fundamental change repurchase provision of the notes may, in certain circumstances, make more difficult or discourage a takeover of our company. The fundamental change repurchase feature, however, is not the result of our knowledge of any specific effort by others to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer solicitation or otherwise or by management to adopt a series of antitakeover provisions. Instead, the fundamental change repurchase feature is a standard term contained in convertible securities similar to the notes.

Consolidation, Merger, Etc.

     We may, without the consent of the holders of any of the notes, consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of our properties and assets to another person as long as, among other things:

•	the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	that person assumes all of our obligations under the indenture and the notes; and

•	at the time of such transaction, no event of default and no event which, after notice or lapse of time, would become an event of default under the indenture, shall have occurred and be continuing.

     The occurrence of certain of the foregoing transactions could also constitute a fundamental change under the indenture.

     The covenant described above includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our properties and assets. There is no precise, established definition of the phrase

“substantially all” under applicable law. In interpreting this phrase, courts, among other things, make a subjective determination as to the portion of assets conveyed, considering many factors, including the value of assets conveyed, the proportion of an entity’s income derived from the assets conveyed and the significance of those assets to the ongoing business of the entity. To the extent the meaning of such phrase is uncertain, uncertainty will exist as to whether or not the restrictions on the conveyance, transfer, sale, lease or disposition of our assets described above apply to a particular transaction.

Events of Default

     Each of the following is an event of default under the indenture:

(1)	our failure to pay when due the principal of any of the notes at maturity, upon redemption or exercise of a repurchase right or otherwise;

(2)	our failure to pay an installment of interest (including additional amounts, if any) on any of the notes for 30 days after the date when due;

(3)
our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

(4)
a default under any indebtedness for money borrowed by us or any of our subsidiaries that is a “significant subsidiary” (as defined in Rule 405 of the Securities Act) the aggregate outstanding principal amount of which is in an amount in excess of $10.0 million, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding, which default:

•	is caused by a failure to pay principal or interest when due on such indebtedness by the end of the applicable grace period, if any, unless such indebtedness is discharged; or

•	results in the acceleration of such indebtedness, unless such acceleration is waived, cured, rescinded or annulled or such indebtedness is discharged; and

(5)	certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a significant subsidiary.

     The indenture provides that the trustee will, within 90 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or interest on, any of the notes when due or in the payment of any redemption or repurchase obligation.

     If an event of default specified in clause (5) above occurs and is continuing with respect to us, then automatically the principal of all the notes and the interest thereon shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to clause (5) above with respect to us (the default not having been cured or waived as provided under “—Modifications and Amendments” below), the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding if all events of default (other than the nonpayment of amounts due solely as a result of such acceleration) have been cured or waived.

     The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

     We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Modifications and Amendments

Changes Requiring Approval of Each Affected Holder

     Except as set forth below and under “—Changes Requiring No Approval,” we and the trustee may amend or supplement the indenture or the notes with the consent of the holders of a majority in aggregate principal amount of the outstanding notes. However, the indenture, including the terms and conditions of the notes, will not be able to be modified or amended without the written consent or the affirmative vote of the holder of each note affected by such change to:

•	change the maturity of the principal of, or the date any installment of interest (including any payment of additional amounts) is due, on any note;

•	reduce the principal amount, repurchase price or redemption price of, or interest (including any payment of additional amounts) on, any note;

•	change the currency of payment of such note or interest thereon;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any note;

•	modify our obligations to maintain an office or agency in New York City;

•	except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase rights of holders or the conversion rights of holders of the notes;

•	modify the redemption provisions of the indenture in a manner adverse to the holders of notes; or

•	reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default.

Changes Requiring No Approval

     The indenture, including the terms and conditions of the notes, may be modified or amended by us and the trustee, without the consent of any holders of notes, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of notes;

•	surrendering any right or power conferred upon us;

•	providing for conversion rights of holders of notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

•	providing for the assumption of our obligations to the holders of notes in the case of a merger, consolidation, conveyance, transfer or lease;

•	reducing the conversion price, provided that the reduction will not adversely affect the interests of the holders of notes;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939;

•
curing any ambiguity or correcting or supplementing any defective provision contained in the indenture, provided that such modification or amendment does not, in the good faith opinion of our board of directors, adversely affect the interests of the holders of notes in any material respect; or

•
adding or modifying any other provisions with respect to matters or questions arising under the indenture that we or the trustee may deem necessary or desirable and that will not, in the good faith opinion of our board of directors, adversely affect the interests of the holders of notes.

Governing Law

     The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York.

Information Concerning the Trustee and the Transfer Agent

     U.S. Bank National Association, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. EquiServe is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Registration Rights

     In connection with the initial private placement of the notes, we entered into a registration rights agreement with the initial purchasers for the benefit of the holders of the notes. Pursuant to the agreement, we agreed that we will, at our expense:

•
file with the SEC not later than the date 90 days after the earliest date of original issuance of any of the notes a shelf registration statement on such form as we deem appropriate covering resales by holders of the notes and the common stock issuable upon conversion of the notes;

•
use our commercially reasonable efforts to cause such shelf registration statement to become effective as promptly as is practicable, but in no event later than 180 days after the earliest date of original issuance of any of the notes; and

•	use our commercially reasonable efforts to keep the shelf registration statement effective until the earliest of:

(1)	two years after the last date of original issuance of any of the notes;

(2)
the date when the holders of the transfer restricted securities (as defined in the registration rights agreement) are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act;

(3)	the date when all of the transfer restricted securities have ceased to be outstanding (whether as a result of redemption, repurchase and cancellation, conversion or otherwise); and

(4)	the date when all of the transfer restricted securities are registered under the shelf registration statement and disposed of in accordance with the shelf registration statement.

     We have filed the registration statement related to this prospectus to meet our obligations under the registration rights agreement. We have supplied a notice and questionnaire to the holders of registrable securities to obtain certain information regarding the holders for inclusion in this prospectus. Holders that did not complete and deliver the election form and notice and questionnaire in a timely manner were not named as selling securityholders in the prospectus at the time of effectiveness and therefore are not permitted to sell any of their securities pursuant to this registration statement. However, if you properly complete and deliver your notice and questionnaire and provide us with any additional information that we may reasonably request in the period following the date of effectiveness of the registration statement and during which we are still required to maintain the effectiveness of the registration statement, upon receipt of such completed notice and questionnaire, we will as promptly as reasonably practicable and in any event within 30 calendar days, file any amendments or supplements to the shelf registration statement to allow you to be named as a selling securityholder in the prospectus contained in it, provided that we are not obligated to file such an amendment or supplement more than once in any 90-day period.

     We will:

•	make available to each holder for whom the shelf registration statement was filed copies of the prospectus that is a part of the shelf registration statement; and

•	take certain other actions as are required to permit unrestricted resales of the notes and the common stock issuable upon conversion of the notes.

     Each holder who sells securities pursuant to the shelf registration statement generally will be:

•	required to be named as a selling securityholder in the related prospectus;

•	required to deliver a prospectus to purchasers;

•	subject to certain of the civil liability provisions under the Securities Act in connection with the holder’s sales; and

•	bound by the provisions of the registration rights agreement which are applicable to the holder (including certain indemnification rights and obligations).

     Each holder must notify us not later than three business days prior to any proposed sale by that holder pursuant to the shelf registration statement. This notice will be effective for five business days. We may suspend the holder’s use of the prospectus for a reasonable period not to exceed 60 days in any 90-day period, and not to exceed an aggregate of 120 days in any 360-day period, if:

•	the prospectus would, in our judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing; and

•	we reasonably determine that the disclosure of this material non-public information would have a material adverse effect on us and our subsidiaries taken as a whole.

     However, if the disclosure relates to a previously undisclosed proposed or pending material business transaction, the disclosure of which would impede our ability to consummate such transaction, we may extend the suspension period from 60 days to 90 days. Each holder, by its acceptance of a note, agrees to hold any communication by us in response to a notice of a proposed sale in confidence.

     If:

•	we have not filed the shelf registration statement with the SEC prior to or on the 90th day following the earliest date of original issuance of any of the notes;

•	the shelf registration statement has not been declared effective prior to or on the 180th day following the earliest date of original issuance of any of the notes; or

•
the registration statement ceases to be effective or fails to be usable and (1) we do not cure the registration statement within five business days by a post-effective amendment or a report filed pursuant to the Exchange Act or (2) if applicable, we do not terminate the suspension period, described in the preceding paragraph, by the 60th or 90th day, as the case may be, or the suspension periods exceed an aggregate of 120 days in any 360-day period (each, a “registration default”), then additional amounts will accrue on the notes in the case of the first and second bullet points above, and on those notes that have been included in the selling securityholder table to the registration statement in the case of the third bullet point above, from and including the day following the registration default to but excluding the earlier of (i) the day on which the registration default has been cured and (ii) the date the shelf registration statement is no longer required to be kept effective. Additional amounts will be paid semiannually in arrears, with the first semiannual payment due on the first interest payment date, as applicable, following the date on which such additional amounts begin to accrue, and will accrue at a rate per year equal to:

•	an additional 0.25% of the principal amount to and including the 90th day following such registration default; and

•	an additional 0.50% of the principal amount from and after the 91st day following such registration default.

     In no event will additional amounts accrue at a rate per year exceeding 0.50%.

     If you have converted your notes into common stock, you will not be entitled to receive any additional amounts upon any registration default.

Form, Denomination and Registration

     The notes are issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

Global notes; book-entry form

     The notes are currently evidenced by one or more global notes which were deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC’s nominee.

     Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A holder may hold its interests in a global note directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are direct DTC participants if such holder is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and procedures and will be settled in same-day funds. Holders may also beneficially own interests in the global notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and procedures and will be settled in same-day funds.

     So long as Cede & Co., as nominee of DTC, is the registered owner of the global notes, Cede & Co. for all purposes will be considered the sole holder of the global notes. Except as provided below, owners of beneficial interests in the global notes:

•	will not be entitled to have certificates registered in their names;

•	will not receive or be entitled to receive physical delivery of certificates in definitive form; and

•	will not be considered holders of the global notes.

     The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global note to transfer the beneficial interest in the global note to such persons may be limited.

     We will wire, through the facilities of the trustee, payments of principal of and interest on the global notes to Cede & Co., the nominee of DTC, as the registered owner of the global notes. None of Cell Genesys, the trustee and any paying agent will have any responsibility or be liable for paying amounts due on the global notes to owners of beneficial interests in the global notes.

     It is DTC’s current practice, upon receipt of any payment of principal of and interest on the global notes, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the notes represented by the global notes, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in notes represented by the global notes held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

     If you would like to convert your notes into common stock pursuant to the terms of the notes, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

     Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

     Neither Cell Genesys nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including, without limitation, the presentation of notes for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global notes are credited and only for the principal amount of the notes for which directions have been given.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchasers of the notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause notes to be issued in definitive form in exchange for the global notes. None of Cell Genesys, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global notes.

     According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

DESCRIPTION OF CAPITAL STOCK

General

     The prospectus describes the general terms of our capital stock. For a more detailed description of these securities, you should read the applicable provisions of Delaware law and our certificate of incorporation and bylaws.

     Giving effect to an amendment to our certificate of incorporation in June 2005, our certificate of incorporation authorizes us to issue up to 150,000,000 shares of common stock, $.001 par value per share, and authorizes 5,000,000 shares of preferred stock, $.001 par value per share. As of April 29, 2005, 45,402,819 shares of our common stock were issued and outstanding, and 152 shares of our Series B redeemable convertible preferred stock were issued and outstanding.

Common Stock

     Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by the stockholders, except that all holders are entitled to cumulate their votes in the election of directors. Every stockholder voting in the election of directors may cumulate his or her votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of shares held by that stockholder, or distribute these votes on the same principle among as many candidates as the stockholder may select, provided that votes cannot be cast for more candidates than the number of directors to be elected.

     Holders of our common stock are entitled to receive dividends declared by our board of directors out of funds legally available for the payment of dividends, subject to the rights, if any, of preferred stockholders. After the payment of liquidation preferences to holders of any preferred stock, holders of common stock are entitled to receive, on a pro rata basis, all our remaining assets available for distribution to stockholders in the event of our liquidation, dissolution or winding up. Holders of common stock do not have any preemptive right to become subscribers or purchasers of additional shares of any class of our capital stock. The rights, preferences and privileges of holders of common stock are subject to, and may be injured by, the rights of the holders of shares of our Series B preferred stock or any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Undesignated Preferred Stock

     Our board of directors has the authority, without stockholder consent, subject to certain limitations imposed by law or our bylaws, to issue one or more additional series of preferred stock at any time. The rights, preferences and restrictions of the preferred stock of each new series will be fixed by the certificate of designation relating to each particular series.

     Although it has no present intention to do so, our board of directors, without stockholder approval, may issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock. If we issue preferred stock, it may have the effect of delaying, deferring or preventing a change of control.

Stockholder Rights Plan

     In July 1995, our board of directors adopted a stockholder rights plan, which we amended in July 2000. Pursuant to the stockholder rights plan, we made a dividend distribution of one preferred share purchase right on each share of our common stock outstanding on August 21, 1995 and each share of our common stock issued after that date. Each right entitles stockholders to buy a fraction of a share of our Series A preferred stock with economic terms similar to that of one share of common stock at an exercise price of $300.00, subject to adjustment. Each right will become exercisable following the earlier of (a) the tenth day after a person or group announces an acquisition of 15% or more of our common stock or (b) the tenth business day after a person or group announces commencement of a tender offer, the consummation of which would result in ownership by the person or group of 15% or more of our common stock.

     Following the exercisability of the rights, once an acquiring person has obtained 15% or more of our common stock, each right (other than any rights held by the acquiring person itself or its affiliates) will entitle the holder of the right to purchase, for the exercise price, a number of shares of our common stock having a then current value equal to twice the exercise price. In addition, after the rights become exercisable and after an acquiring person has obtained 15% or more of our common stock, if: (1) we merge into another entity; (2) another entity merges into us; or (3) we sell more than 50% of our assets or earning power (as determined by our board of directors in good faith), then each right (other than any rights held by the acquiring person or its affiliates) shall entitle the holder of the right to purchase, for the exercise price, a number of shares of common stock of the person engaging in the transaction with us having a then current market value equal to twice the exercise price. At any time after an acquiring person obtains 15% or more of our common stock and prior to the acquisition by that person of 50% of our outstanding common stock, our board of directors may elect to exchange the rights (other than any rights held by the acquiring person or its affiliates), in whole or in part, for shares of our common stock at an exchange ratio of one share per right. We are entitled to redeem the rights at a price of $.001 per right at any time before the earlier of: (i) the fifth day following the day that a person or group announces an acquisition of 15% or more of our common stock; or (ii) the final expiration date of the rights. The exercise price, the number of rights and the number of shares issuable upon exercise of the rights are subject to anti-

dilution adjustments as described in the stockholder rights plan. Unless earlier exercised, exchanged or redeemed, the rights expire on July 27, 2010.

Potential Anti-takeover Effects

     The stockholder rights plan and some provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire control of Cell Genesys. This could limit the price that certain investors might be willing to pay in the future for our shares of common stock.

     Our certificate of incorporation and bylaws allow us to:

•	issue preferred stock without any vote or further action by our stockholders;

•	eliminate the right of stockholders to act by written consent without a meeting;

•	specify procedures for director nominations by stockholders and submission of other proposals for consideration at stockholder meetings; and

•	have cumulative voting in the election of directors.

     We are subject to provisions of Delaware law that could also delay or make more difficult a merger, tender offer or proxy contest involving Cell Genesys. In particular, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in any business combination with any stockholder for a period of three years unless the transaction meets certain conditions.

     The stockholder rights plan, the possible issuance of preferred stock, the procedures required for director nominations and stockholder proposals and Delaware law could have the effect of delaying, deferring or preventing a change in control of Cell Genesys, including without limitation discouraging a proxy contest or making more difficult the acquisition of a substantial block of our common stock.

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock is EquiServe. Their address is 150 Royall Street, Canton, Massachusetts 02021, and their telephone number is (781) 575-2000.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which the notes are convertible but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income and estate tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

     This summary is limited to holders who hold the notes and the common stock into which such notes are convertible as capital assets. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign persons or entities, except to the extent specifically set forth below;

•	persons that own, or are deemed to own, more than 5% of our company, except to the extent specifically set forth below;

•	certain former citizens or long-term residents of the U.S.;

•	U.S. holders, as defined below, whose functional currency is not the U.S. dollar;

•	persons who hold the notes as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction; or

•	persons deemed to sell the notes or common stock under the constructive sale provisions of the Internal Revenue Code.

     In addition, if a holder is an entity treated as a partnership for U.S. federal income tax purposes, the tax treatment of each partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. A partnership which holds the notes or common stock and partners in such partnerships should consult their tax advisors.

     You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of the notes and common stock arising under the federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Consequences to U.S. Holders

     The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a U.S. holder of the notes. Certain consequences to non-U.S. holders of the notes are described under “—Consequences to Non-U.S. Holders” below. “U.S. holder” means a holder of a note that is:

•	an individual citizen or resident of the U.S.;

•
a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Interest

     You must include interest paid on the notes as ordinary income at the time it is received or accrued, in accordance with your regular method of accounting for U.S. federal income tax purposes.

Contingent Payments

     We may be obligated to pay amounts in excess of the stated interest or principal on the notes in the case of liquidated damages (as described above under “Description of Notes—Registration Rights”).

     We intend to take the position for U.S. federal income tax purposes that any payments of liquidated damages should be taxable to you as additional ordinary income when received or accrued, in accordance with your method of tax accounting. This position is based in part on the assumption that as of the date of issuance of the notes, the possibility that liquidated damages will have to be paid is a “remote” or “incidental” contingency within the meaning of applicable Treasury Regulations. Our determination that such possibility is a remote or incidental contingency is binding on you, unless you explicitly disclose that you are taking a different position to the Internal Revenue Service on your tax return for the year during which you acquire the note. However, the Internal Revenue Service may take a contrary position from that described above, which could affect the timing and character of both your income from the notes and our deduction with respect to the payments of liquidated damages.

     You should consult your tax advisor concerning the appropriate tax treatment of the payment of liquidated damages in the event that we fail to file, or to cause to be declared effective, a registration statement.

Market Discount

If a U.S. holder acquires a note other than in connection with its original issue at a price that is less than its issue price, the amount of such difference is treated as “market discount” for U.S. federal income tax purposes, unless such difference is less than 1/4 of one percent of the principal amount at maturity multiplied by the number of complete years to maturity from the date of acquisition. Under the market discount rules, a U.S. holder is required to treat any gain on the sale, exchange, retirement or other disposition of a note as ordinary income to the extent of the accrued market discount that has not previously been included in income. If a U.S. holder disposes of a note which has accrued market discount in a nonrecognition transaction in which the U.S. holder receives property the basis of which is determined in whole or in part by reference to the basis of the note, the accrued market discount is generally not includible in income at the time of such transaction. Instead, the accrued market discount attaches to the property received in the nonrecognition transaction and is recognized as ordinary income upon the disposition of such property. Such nonrecognition transaction should include the conversion of a note for our shares of common stock. In general, the amount of market discount that has accrued is determined on a ratable basis, by allocating an equal amount of market discount to each day of every accrual period. A U.S. holder may, however, elect to determine the amount of accrued market discount allocable to any accrual period under the constant yield method. Any such election applies to all debt instruments acquired by the U.S. holder on or after the first day of the first taxable year to which the election applies, and is irrevocable without the consent of the IRS. If such an election is made, the U.S. holder’s tax basis in the notes will be increased by the amount of market discount included in income. Unless a U.S. holder elects to include market discount in income as it accrues, such U.S. holder may not be allowed to deduct on a current basis a portion of the interest expense on any indebtedness incurred or continued to purchase or carry notes with market discount.

Amortizable Bond Premium

     If a U.S. holder purchases a note at a price that exceeds the principal amount of the note, the amount of the difference is referred to as “bond premium” for U.S federal income tax purposes. The U.S holder may elect to amortize the bond premium against interest payable on the note, except to the extent that the bond premium is attributable to the conversion feature of the note. In addition, any bond premium in excess of the interest payable on the note may be deductible over the term of the note. If a U.S. holder elects to amortize bond premium, the amount of bond premium allocable to each period will be based on a constant yield to maturity over the period the note is held. The amortized bond premium would reduce the U.S. holder’s tax basis in the note. Any such election applies to all fully taxable bonds held by the U.S. holder at the beginning of the first taxable year to which the election applies, and all fully taxable bonds acquired thereafter, and is irrevocable without the consent of the IRS. If the election is not made, a U.S. holder must include the full amount of each interest payment in income as it accrues or is paid, and premium will not be taken into account until principal payments are received on the note or the note is sold or otherwise disposed of.

Repurchase at the Option of Holder

     If you require us to repurchase a note on a repurchase date and we deliver cash in full satisfaction of the repurchase price, the repurchase will be treated the same as a sale of the note, as described below under “—Sale, Exchange, Redemption or Other Disposition of the Notes.”

Sale, Exchange, Redemption or Other Disposition of the Notes

     Upon the sale, exchange, redemption or other disposition, other than a conversion into common stock, of a note, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange, redemption or other disposition, except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, and (ii) your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal the cost of the note (increased by the amount of market discount, if any, previously included in income, and decreased by the amount of any amortized bond premium, if any). Such capital gain or loss will be long-term capital gain or loss if you have held the note for more than one year at the time of sale, exchange, redemption or other disposition. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a reduced U.S. federal income tax rate. The deductibility of capital losses is subject to limitations.

Conversion of the Notes

     You generally will not recognize any income, gain or loss upon conversion of a note into shares of our common stock (other than with respect to cash in lieu of a fractional share). Your aggregate tax basis in the shares of common stock received on conversion of a note will be the same as your aggregate tax basis in the note at the time of conversion, reduced by any basis allocable to a fractional share interest for which you received cash, and the holding period for such shares received on conversion will generally include the holding period of the note converted. However, the fair market value of shares of common stock received which are attributable to accrued interest will be taxable as ordinary interest income, your tax basis in such shares generally will equal the amount of such accrued interest included in income, and the holding period for such shares will begin on the date of conversion. You will recognize gain or loss for U.S. federal income tax purposes upon the receipt of cash in lieu of a fractional share of common stock in an amount equal to the difference between the amount of cash received and the holder’s adjusted tax basis in such fractional share. This gain or loss should be capital gain or loss and should be taxable as described under “—Sale, Exchange, Redemption or Other Disposition of the Notes” above.

Constructive Dividends

     Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. However, adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be deemed to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes, including, without limitation, adjustments in respect of taxable dividends to our stockholders, may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received constructive distributions includible in your income in the manner described under “—Dividends” below even though you have not received any cash or property as a result of such adjustments. You should consult your tax advisor to determine whether the preferential tax rate described below under “—Dividends” is applicable to such a constructive dividend. In certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to you.

Dividends

     Distributions, if any, made on our common stock generally will be included in your income as dividend income to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. With respect to non-corporate taxpayers for taxable years beginning before January 1, 2009, such dividends are generally taxed at the lower applicable capital gains rate provided certain holding period requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction.

Sale, Exchange or Redemption of Common Stock

     Upon the sale, exchange or redemption of our common stock, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale, exchange or redemption and (ii) your adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period in the common stock is more than one year at the time of the sale, exchange or redemption. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a reduced rate of U.S. federal income tax. Your adjusted tax basis and holding period in common stock received upon a conversion of a note are determined as discussed above under “—Conversion of the Notes.” The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

     We are required to furnish to the record holders of the notes and common stock, other than corporations and other exempt holders, and to the Internal Revenue Service, information with respect to interest paid on the notes and dividends paid on the common stock.

     You may be subject to backup withholding with respect to interest paid on the notes, dividends paid on the common stock (including constructive distributions) or with respect to proceeds received from a disposition of the notes or shares of common stock. Certain holders, including, among others, corporations and certain tax-exempt organizations, are generally not subject to backup withholding. You will be subject to backup withholding if you are not otherwise exempt and you:

•	fail to furnish your taxpayer identification number, which, for an individual, is ordinarily his or her social security number;

•	furnish an incorrect taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to properly report payments of interest or dividends; or

•
fail to certify, under penalties of perjury, that you have furnished a correct taxpayer identification number and that the Internal Revenue Service has not notified you that you are subject to backup withholding.

     Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the Internal Revenue Service in a timely manner.

Consequences to Non-U.S. Holders

     The following is a summary of certain material U.S. federal income and estate tax consequences that will apply to you if you are a non-U.S. holder of the notes. For purposes of this discussion, a “non-U.S. holder” means a holder of notes that is not a U.S. holder.

     In general, subject to the discussion below concerning backup withholding:

Interest

     You will not be subject to the 30% U.S. federal withholding tax with respect to payments of interest on the notes, provided that:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person”;

•	you are not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•
you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person, which certification may be made on an Internal Revenue Service Form W-8BEN or successor form, or that you hold your notes through certain intermediaries, and you and the intermediaries satisfy the certification requirements of applicable Treasury Regulations.

     Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals. Prospective investors should consult their tax advisors regarding the certification requirements for non-U.S. holders.

     If you cannot satisfy the requirements described above, you will be subject to the 30% U.S. federal withholding tax with respect to payments of interest on the notes, unless you provide us with a properly executed (1) Internal Revenue Service Form W-8BEN or successor form claiming an exemption from or reduction in withholding under the benefit of an applicable U.S. income tax treaty or (2) Internal Revenue Service Form W-8ECI or successor form stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the conduct of a U.S. trade or business.

     If you are engaged in a trade or business in the U.S. and interest on a note is effectively connected with your conduct of that trade or business, you generally will be subject to U.S. federal income tax on that interest on a net income basis, although you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied, in the same manner as if you were a U.S. person as defined under the Internal Revenue Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30%, or lower rate as may be prescribed under an applicable U.S. income tax treaty, of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the U.S.

     Absent further guidance from the Internal Revenue Service as to whether payments of liquidated damages qualify for the portfolio interest exemption, we may treat payments of liquidated damages, as described above under “Description of Notes—Registration Rights,” made to you as subject to U.S. federal withholding tax. Therefore, we may withhold on such payments at a rate of 30% unless we receive an Internal Revenue Service Form W-8BEN or an Internal Revenue Service Form W-8ECI from you claiming, respectively, that such payments are subject to reduction or elimination of withholding under an applicable income tax treaty or that such payments are effectively connected with the conduct of a U.S. trade or business. If you are considering the purchase of notes, you should consult your tax advisor regarding whether you can obtain a refund for the withholding tax imposed on any payments of liquidated damages on the grounds that such payments represent interest qualifying for an exemption or some other grounds.

Sale, Exchange, Redemption or Other Disposition of the Notes or Common Stock

     Any gain realized by you on the sale, exchange, redemption or other disposition of a note, except with respect to accrued and unpaid interest, which would be taxable as described above, or a share of common stock generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the U.S.;

•	you are an individual who is present in the U.S. for 183 days or more in the taxable year of sale, exchange, redemption or other disposition and certain conditions are met; or

•
in the case of common stock, we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock.

     If your gain is described in the first bullet point above, you generally will be subject to U.S. federal income tax on the net gain derived from the sale. If you are a corporation, then any such effectively connected gain received by you may also, under certain circumstances, be subject to the branch profits tax at a 30% rate, or such lower rate as may be prescribed under an applicable U.S. income tax treaty. If you are an individual described in the second bullet point above, you will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though you are not considered a resident of the U.S. Such holders are urged to consult their tax advisers regarding the tax consequences of the acquisition, ownership and disposition of the notes or the common stock.

     We do not believe that we are currently, and do not anticipate becoming, a U.S. real property holding corporation. Even if we were, or were to become, a U.S. real property holding corporation, no adverse tax consequences would apply to you if you hold, directly and indirectly, at all times during the applicable period, five percent or less of our common stock, provided that our common stock was regularly traded on an established securities market.

Conversion of the Notes

     You generally will not recognize any income, gain or loss on the conversion of a note into common stock. To the extent you receive cash upon conversion of a note in lieu of fractional shares of our common stock, you generally would be subject to the rules described under “—Sale, Exchange, Redemption or Other Disposition of the Notes or Common Stock” above.

Dividends

     In general, dividends, if any, received by you with respect to our common stock, and any deemed distributions resulting from certain adjustments, or failures to make certain adjustments, to the conversion price of the notes, as discussed in “—Consequences to U.S. Holders—Constructive Dividends” above, will be subject to withholding of U.S.

federal income tax at a 30% rate, unless such rate is reduced by an applicable U.S. income tax treaty. Because a constructive dividend deemed received by a non-U.S. holder would not give rise to any cash from which any applicable withholding tax could be satisfied, we may set-off any such withholding tax against cash payments of interest payable on the notes. Dividends that are effectively connected with your conduct of a trade or business in the U.S. are generally subject to U.S. federal income tax on a net income basis and are exempt from the 30% withholding tax, assuming compliance with certain certification requirements. Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to the branch profits tax at a 30% rate or such lower rate as may be prescribed under an applicable U.S. income tax treaty.

     In order to claim the benefit of a U.S. income tax treaty or to claim exemption from withholding because dividends paid to you on our common stock are effectively connected with your conduct of a trade or business in the U.S., you must provide a properly executed Internal Revenue Service Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, or such successor form as the Internal Revenue Service designates, prior to the payment of dividends. These forms must be periodically updated. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

U.S. Federal Estate Tax

     A note held by an individual who at the time of death is not a citizen or resident of the U.S., as specially defined for U.S. federal estate tax purposes, will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual’s death, payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the U.S. If you are an individual who at the time of death is not a citizen or resident of the U.S., as specially defined for U.S. federal estate tax purposes, your common stock will be subject to U.S. estate tax, unless an applicable U.S. estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

     If you are a non-U.S. holder, in general, you will not be subject to backup withholding with respect to payments that we make to you, provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have given us the statement described above under “—Interest.” In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note or a share of common stock within the U.S. or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption. However, we may be required to report annually to the Internal Revenue Service and to you the amount of, and the tax withheld with respect to, any interest or dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

     You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

SELLING SECURITYHOLDERS

     We originally issued the notes in a private placement in October 2004 to the initial purchasers, J.P. Morgan Securities Inc., Lehman Brothers Inc., Needham & Company, Inc. and SG Cowen & Co., LLC. The initial purchasers resold the notes to purchasers in transactions exempt from registration pursuant to Rule 144A. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

     The following table contains information as of July 8, 2005 with respect to the selling securityholders and the principal amount of notes and the underlying common stock beneficially owned by each selling securityholder that may be offered using this prospectus.

	Principal Amount at
	Maturity of Notes		Number of Shares of	Percentage of
	Beneficially Owned	Percentage of Notes	Common Stock That	Common Stock
Name	That May Be Sold	Outstanding	May Be Sold (1)	Outstanding (2)
Allstate Insurance Company (36)	$1,500,000	1.03%	164,835	*
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd. (13)	$7,090,000	4.89%	779,121	1.72%
Argent Classic Convertible Arbitrage Fund L.P. (4)	$380,000	*	41,758	*
Argent Classic Convertible Arbitrage Fund II, L.P. (4)	$80,000	*	8,791	*
Barclays Global Investors Diversified Alpha Plus Funds (14)	$266,000	*	29,231	*
BNP Paribas Equity Strategies, SNC (25)	$4,151,000	2.86%	456,154	1.00%
BP Amoco PLC Master Trust (42)	$494,000	*	54,285	*
BTOP – Multi Strategy Master Portfolio (26)	$450,000	*	49,451	*
CNHCA Master Account, LP (41)	$100,000	*	10,989	*
Context Convertible Arbitrage Fund, LP (15)	$1,275,000	*	140,110	*
Context Convertible Offshore, Ltd. (15)	$4,000,000	2.76%	439,560	*
CooperNeff Convertible Strategies (Cayman) Master Fund, LP (27)	$3,444,000	2.38%	378,462	*
CQS Convertible and Quantitative Strategies Master Fund Limited(35)	$500,000	*	54,945	*
DBAG London (6)	$296,000	*	32,527	*
Deutsche Bank Securities Inc. (5)	$2,220,000	1.52%	243,956	*
DKR Saturn Event Driven Holding Fund Ltd. (10)	$7,750,000	5.34%	851,648	1.88%
DKR Saturn Multi-Strategy Holding Fund Ltd. (11)	$7,750,000	5.34%	851,648	1.88%
DKR SoundShore Holding Fund Ltd. (12)	$1,500,000	1.03%	164,835	*
Drawbridge Convertible I Ltd. (44)	$500,000	*	54,945	*
Drawbridge Convertible II Ltd. (44)	$160,000	*	17,582	*
Drawbridge Global Macro Masterfund Ltd. (44)	$1,340,000	*	147,252	*
Forest Fulcrum Fund LP (16)	$449,000	*	49,341	*
Forest Global Convertible Fund, Ltd., Class A-5 (14)	$1,346,000	*	147,912	*
Forest Multi-Strategy Master Fund SPC, on behalf of its Multi-Strategy Portfolio (14)	$1,038,000	*	114,066	*
Geode U.S. Convertible Arbitrage Fund, a segregated account of Geode Capital Master Fund Ltd. (29)	$3,250,000	2.24%	357,143	*
Global Bermuda Limited Partnership (30)	$800,000	*	87,912	*
Grace Brothers, LTD. (17)	$1,000,000	*	109,890	*
Grace Convertible Arbitrage Fund, LTD. (17)	$5,000,000	3.45%	549,451	1.21%
Harbert Convertible Arbitrage Master Fund, Ltd. (37)	$17,000,000	11.72%	1,868,131	4.11%
HFR CA Global Opportunity Master	$175,000	*	19,231	*

	Principal Amount at
	Maturity of Notes		Number of Shares of	Percentage of
	Beneficially Owned	Percentage of Notes	Common Stock That	Common Stock
Name	That May Be Sold	Outstanding	May Be Sold (1)	Outstanding (2)
Trust (14)
HFR RVA Select Performance Master Trust (14)	$155,000	*	17,033	*
Highbridge International LLC (36)	$17,500,000	12.07%	1,923,077	4.24%
Hotel Union & Hotel Industry of Hawaii Pension Plan Master Trust (42)	$69,000	*	7,582	*
Institutional Benchmarks Master Fund Ltd. c/o SSI Investment Mgt. (42)	$806,000	*	88,571	*
JMG Capital Partners, L.P. (23)	$1,000,000	*	109,890	*
JMG Triton Offshore, Ltd (24)	$500,000	*	54,945	*
J.P. Morgan Securities Inc. (31)	$5,005,000	3.45%	550,000	1.21%
KBC Financial Products USA, Inc. (18)	$5,850,000	4.03%	642,857	1.42%
Lakeshore International, Ltd. (30)	$3,200,000	2.21%	351,648	*
LDG Limited (8)	$87,000	*	9,560	*
LLT Limited (14)	$175,000	*	19,231	*
Lyxor/Context Fund Ltd. (19)	$575,000	*	63,187	*
Lyxor/Convertible Arbitrage Fund Limited (27)	$687,000	*	75,494	*
Lyxor/Forest Fund Limited (14)	$678,000	*	74,505	*
Mohican VCA Master Fund, Ltd. (20)	$600,000	*	65,934	*
MSS Convertible Arbitrage 1 c/o TQA Investors, LLC (8)	$5,000	*	549	*
National Bank of Canada (19)	$550,000	*	60,440	*
Polaris Vega Fund L.P.(39)	$6,700,000	4.62%	736,264	1.62%
Pond Point Partners Master Fund, Ltd. (43)	$500,000	*	54,945	*
Pyramid Equities Strategy Fund (26)	$50,000	*	5,495	*
Quattro Fund Ltd.	$4,250,000	2.93%	467,033	1.03%
Quattro Multistratgey Masterfund LP	$750,000	*	82,418	*
Ritchie Convertible Arbitrage Trading (21)	$400,000	*	43,956	*
Royal Bank of Canada (Norshield) (19)	$500,000	*	54,945	*
SG Americas Securities LLC(32)	$5,300,000	3.66%	582,418	1.28%
Singlehedge US Convertible Arbitrage Fund (27)	$1,117,000	*	122,747	*
SOCS Ltd.(45)	$2,000,000	1.38%	219,780	*
Sphinx Convertible Arb Fund SPC (42)	$528,000	*	58,021	*
Sphinx Convertible Arbitrage SPC (14)	$259,000	*	28,462	*
Sphinx Fund c/o TQA Investors LLC (8)	$97,000	*	10,659	*
SSI Hedged Convertible Market Neutral L.P.(42)	$382,000	*	41,978	*
Sturgeon Limited (27)	$851,000	*	93,516	*
Sunrise Partners Limited Partnership(40)	$10,800,000	7.45%	1,186,813	2.61%
Suttonbrook Capital Portfolio, LP (7)	$2,500,000	1.72%	274,725	*
The City of Southfield Fire & Police Retirement System (42)	$21,000	*	2,307	*
The Consulting Group Capital Markets Fund c/o SSI Investment Mgt.(42)	$129,000	*	14,175	*
The Estate of James Campbell CH (42)	$58,000	*	6,373	*
The Estate of James Campbell EST2 (42)	$500,000	*	54,945	*
TQA Master Fund Ltd. (8)	$749,000	*	82,308	*
TQA Master Plus Fund Ltd. (8)	$1,265,000	*	139,011	*
Tugar Capital, L.P. (9)	$1,000,000	*	109,890	*
UBS AG LONDON — F/B/O HFS (22)	$1,000,000	*	109,890	*
UBS AG London Branch F/B/O London Convertible Desk(34)	$1,000,000	*	109,890	*
Univest Convertible Arbitrage Fund II Ltd. (Norshield) (15)	$100,000	*	10,989	*
Viacom Inc. Pension Plan Master Trust (42)	$13,000	*	1,428	*
Vicis Capital Master Fund (28)	$500,000	*	54,945	*
Wolverine Asset Management(33)	$1,000,000	*	109,890	*
Xavex Convertible Arbitrage 4 Fund (14)	$71,000	*	7,802	*
Xavex Convertible Arbitrage 7 Fund c/o TQA Investors LLC (8)	$155,000	*	17,033	*
Xavex Convertible Arbitrage 10 Fund (4)	$250,000	*	27,473	*
Zurich Institutional Benchmarks Master Fund Ltd. (14)	$388,000	*	42,637	*
Zurich Institutional Benchmarks Master Fund Ltd. c/o TQA Investors, LLC (8)	$142,000	*	15,604	*

*	Less than 1%

(1)
Assumes conversion of all of the holder’s notes at a conversion price of $9.10 per share of common stock. However, this conversion rate will be subject to adjustment as described under the section entitled “Description of Notes — Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)
Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 45,402,819 shares of common stock outstanding as of April 29, 2005. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(3)
Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

(4)	Nathanial Brown and Robert Richardson have voting or investment power over these securities.

(5)	Thomas Sullivan has voting or investment power over these securities. The selling securityholder is a broker-dealer.

(6)	Patrick Corrigan has voting or investment power over these securities. The selling securityholder is an affiliate of a broker-dealer.

(7)
Suttonbrook Capital Management LP is the investment manager of Suttonbrook Capital Portfolio LP and John London and Steve Weinstein are the natural persons with control over Suttonbrook Capital Management, LP.

(8)	Robert Buttman, John Idone, Paul Bucci, George Esser and Bartholomew Tesoriero have voting or investment power over these securities.

(9)	Kenneth L. Tanabaum has voting or investment control over these securities.

(10)
DKR Saturn Management Company L.P. (“DKR Saturn”) is a registered investment adviser with the Securities and Exchange Commission and as such, is the investment manager to DKR Saturn Event Driven Holding Fund Ltd. (the “Fund”). DKR Saturn has retained certain individuals to act as the portfolio manager to the Fund managed by DKR Saturn. As such, DKR Saturn and certain portfolio managers have shared dispositive and voting power over these securities. With respect to these securities, DKR Saturn Management Company L.P. has been retained to act as portfolio manager to the Fund. Ron Phillips has trading authority over the Fund.

(11)
DKR Saturn Management L.P. (“DKR Saturn”) is a registered investment adviser with the Securities and Exchange Commission and as such, is the investment manager to DKR Saturn Multi-Strategy Fund Ltd. (the “Fund”). DKR Saturn has retained certain individuals to act as the portfolio manager to the Fund managed by DKR Saturn. As such, DKR Saturn and certain portfolio managers have shared dispositive and voting power over these securities. With respect to these securities, DKR Saturn Management Company L.P. has been retained to act as the portfolio manager to the Fund. Mike Cotton has trading authority over the Fund.

(12)
DKR Capital Partners L.P. (“DKR LP”) is a registered investment adviser with the Securities and Exchange Commission and as such, is the investment manager to DKR SoundShore Strategic Holding Fund Ltd. (the “Fund”). DKR LP has retained certain portfolio managers to act as the portfolio manager to the Fund managed by DKR LP. As such, DKR LP and certain portfolio managers have shared dispositive and voting power over these securities. With respect to these securities, Howard Fischer has trading authority for such securities.

(13)	Henry J. Cox has voting or investment power over these securities.

(14)	Michael A. Boyd has voting or investment power over these securities.

(15)	Michael Rosen and William Fertig have voting or investment power over these securities.

(16)	Michael A. Boyd has voting or investment power over these securities. The selling securityholder is a broker-dealer.

(17)	Bradford Whitmore and Michael Brailov have voting or investment power over these securities.

(18)
KBC Financial Products USA Inc. exercises voting and investment control over any shares of common stock issuable upon conversion of these securities. Mr. Luke Edwards, Managing Directors, exercises voting and investment control on behalf on KBC Financial Products USA Inc. The selling securityholder is a broker-dealer.

(19)	Michael Rosen and William Fertig have voting or investment power over these securities. The selling securityholder is an affiliate of a broker-dealer.

(20)	Eric C. Hage and Daniel C. Hage have voting or investment power over these securities.

(21)	A.R. Thane Ritchie has voting or investment power over these securities.

(22)	Dominic Lynch has voting or investment power over these securities.

(23)
JMG Capital Partners, L.P. (“JMG Partners”) is a California limited partnership. Its general partner is JMG Capital Management, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission. The Manager has voting and dispositive power over JMG Partners’ investments, including these securities. The equity interests of the Manager are owned by JMG Capital Management, Inc., (“JMG Capital”) a Delaware corporation, and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital and has sole investment discretion over JMG Partners’ portfolio holdings.

(24)
JMG Triton Offshore Fund, Ltd. (the “Fund”) is an international business company under the laws of the British Virgin Islands. The Fund’s investment manager is Pacific Assets Management LLC, a Delaware limited liability company (the “Manager”). The Manager is an investment adviser registered with the Securities and Exchange Commission and has voting and dispositive power over the Fund’s investments, including these securities. The equity interests of the Manager are owned by Pacific Capital Management, Inc., a Delaware company (“Pacific”) and Asset Alliance Holding Corp., a Delaware company. The equity interests of Pacific are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel A. David and Messrs. Glaser and Richter have sole investment discretion over the Fund’s portfolio holdings.

(25)	Christian Menestrier has voting or investment power over these securities. The selling securityholder is an affiliate of a broker-dealer.

(26)	Eric Lobben has voting or investment power over these securities. The selling securityholder is an affiliate of a broker-dealer.

(27)	Christian Menestrier has voting or investment power over these securities.

(28)	Shad Stastrey, John Succo and Sky Lucas have voting or investment power over these securities. The selling securityholder is an affiliate of a broker-dealer.

(29)	Vincent Gubitosi has voting or investment power over these securities.

(30)	John Brandenborg and Michael Frey have voting or investment power over these securities.

(31)	The selling securityholder is a broker-dealer. Hang-Bae Lee has voting or investment power over these securities.

(32)	The selling securityholder is a broker-dealer.

(33)	Rob Bellick has voting or investment power over these securities.

(34)	Richard Simpson has voting or investment power over these securities. The selling securityholder is an affiliate of a broker-dealer.

(35)	Karla Bodden, Jonathan Crowther, Blair Gauld, Michael Hintze, Jim Rogers and Alan Smith have voting or investment power over these securities.

(36)	The selling securityholder is an affiliate of a broker-dealer.

(37)	HMC Convertible Arbitrage Offshore Manager, LLC serves as investment manager for Harbert Convertible Arbitrage Master Fund, Ltd. HMC Investors, LLC serves as managing member for the investment manager. Jeff Parket serves as senior managing director for the fund. Michael Luce and Raymond Harbert may also be deemed to control the managing member. Each such person or entity disclaims any beneficial ownership except to the extent of their actual pecuniary interest. The selling securityholder is an affiliate of a broker-dealer.

(38)	[Reserved].

(39)	Gregory R. Levinson has voting or investment power over these securities.

(40)	S. Donald Sussman has voting or investment power over these securities. The selling securityholder is an affiliate of a broker-dealer.

(41)	CNH Partners, LLC is the investment advisor of the selling securityholder and has sole voting and dispositive power over the registrable securities. Investment principals for the advisor are Robert Krail, Mark Mitchell and Todd Pulvino.

(42)	John Gottfurcht, Amy Jo Gottfurcht and George Douglas have voting or investment power over these securities.

(43)	Michael Schram has voting or investment power over these securities.

(44)	Steve Qian has voting or investment power over these securities.

(45)	The Management Committee of Stanfield Capital Partners LLC has voting or investment power over these securities. The members of such committee are Dan Baldwin, Steve Alfieri, Kevin Murphy, Chris Jansen, Sarah Street and Chris Greetham (each of whom disclaims beneficial ownership of the securities owned by SOCS, Ltd.)

     We prepared this table based on the information supplied to us by the selling securityholders named in the table.

     Information about other selling securityholders will be set forth in prospectus supplements or post-effective amendments, if required. The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their notes since the date on which the information in the above table is presented. Information about the selling securityholders may change from time to time. Any changed information with respect to which we are given notice will be set forth in prospectus supplements.

     Beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power with respect to securities. Except as otherwise indicated above, to our knowledge, the persons and entities named in the selling securityholder table have sole voting and sole investment power with respect to all securities which they beneficially own.

     None of the selling securityholders who are affiliates of broker-dealers purchased the securities outside of the ordinary course of business or, at the time of the purchase of the securities, had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

     Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See the section entitled “Plan of Distribution” for further information.

PLAN OF DISTRIBUTION

     We will not receive any of the proceeds of the sale of the notes or the common stock issued upon conversion of the notes offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders or their pledgees, donees, transferees or any successors in interest (all of whom may be selling securityholders); or

•
through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and underlying common stock.

     The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the notes and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     Any selling securityholder who is a “broker-dealer” is an “underwriter” within the meaning of Section 2(11) of the Securities Act. To our knowledge based upon information provided to us by selling securityholders, the only selling securityholders who are registered broker dealers are Deutsche Bank Securities Inc., Forest Fulcrum Fund LP, J.P. Morgan Securities Inc., KBC Financial Products USA Inc. and SG Americas Securities, LLC, and as such they are deemed to be underwriters of the notes and the underlying common stock within the meaning of the Securities Act. Other than the performance of investment banking, commercial banking, advisory and other commercial services for us in the ordinary course of business, we do not have a material relationship with any of these broker-dealers and none of these broker-dealers has the right to designate or nominate a member or members of the board of directors. These securityholders purchased their notes in the open market, not directly from us, and we are not aware of any underwriting plan or agreement, underwriters’ or dealers’ compensation, or passive market-making or stabilization transactions involving the purchase or distribution of these securities by these securityholders. To our knowledge, none of the selling securityholders who are affiliates of broker-dealers purchased the notes outside of the ordinary course of business or, at the time of the purchase of the notes, had any agreement or understanding, directly or indirectly, with any person to distribute the securities.

     If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

     The notes and the underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

     These sales may be effected in transactions:

•
on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the notes and the underlying common stock, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and the underlying common stock short and deliver notes and the underlying common stock to close out short positions, or loan or pledge notes and the underlying common stock to broker-dealers that in turn may sell the notes and the underlying common stock.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may not sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

     Our common stock is quoted on The Nasdaq National Market under the symbol “CEGE.” We do not intend to apply for the listing of the notes on any securities exchange or for quotation through The Nasdaq National Market. Accordingly, we cannot assure that the notes will be liquid or that any trading for the notes will develop.

     There can be no assurance that any selling securityholder will sell any or all of the notes and the underlying common stock pursuant to this prospectus. In addition, any notes and the underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

     Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

     The validity of the securities offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

     Ernst & Young LLP, an independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2004, and Cell Genesys, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, as set forth in their reports, which are incorporated by reference in this prospectus. Our financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C. Please call the SEC at 1-888-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

     We “incorporate by reference” in this prospectus the information that we file with the SEC, which means that we can disclose important information to you by referring you to another document that we have filed with the SEC. The information incorporated by reference is an important part of this prospectus. Any statement that is contained in a document incorporated by reference in this prospectus shall be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be considered, except as so modified or superseded, to constitute a part of this prospectus.

     We incorporate by reference the documents listed below and any documents to the extent filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus but before the end of the offering made under this prospectus:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2004 (as filed on March 14, 2005);

•	our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2005 (as filed on May 5, 2005);
•	our current report on Form 8-K filed on January 24, 2005;
•	our current report on Form 8-K filed on January 26, 2005;
•	our current report on Form 8-K filed on March 2, 2005;
•	our current report on Form 8-K filed on March 14, 2005;

•	our current report on Form 8-K filed on April 28, 2005;

•	our current report on Form 8-K filed on June 1, 2005;

•	our current report on Form 8-K filed on June 13, 2005;

•	those portions of our definitive proxy statement for our annual meeting of stockholders held on May 3, 2005 that are deemed filed with the SEC (as filed on March 16, 2005);

•
the description of our common stock contained in our Registration Statement on Form 8-A filed on March 24, 1992 pursuant to Section 12(g) of the Exchange Act, as amended by Amendment No. 1 on Form 8-A12G/A filed on July 28, 2000 pursuant to Section 12(g) of the Exchange Act; and

•
the description of our Preferred Shares Rights Agreement contained in our Registration Statement on Form 8-A filed on August 8, 1995 pursuant to Section 12(g) of the Exchange Act, as amended by Amendment No. 1 on Form 8-A12G/A filed on July 28, 2000 pursuant to Section 12(g) of the Exchange Act.

     You should read the information relating to us in this prospectus together with the information in the documents incorporated by reference.

     We will provide a copy of all documents we incorporate by reference, at no cost, to any person that receives this prospectus. To request a copy of any of these documents, you should call or write our investor relations department at:

Cell Genesys, Inc.
500 Forbes Boulevard
South San Francisco, California 94080
Attention: Investor Relations
(650) 266-3000